REASONS TO CELEBRATE


Manny
Moe
Jack
2001
PEP BOYS
80th ANNIVERSARY

PEP BOYS
annual report


The Pep Boys
Manny Moe & Jack
The Pep Boys

BUILDING UPON OU

Our Mission

To value every customer and devote our energy and resourcefulness to delivering a unique car care experience

Our Vision

To help people get the most out of their cars

Our Brand Position

To people who feel their cars are important, Pep Boys is the car improvement resource where you will always find car people

After 80 years, we continue to uphold our founders' commitment to treat our customers as we would like to be treated ourselves. We deliver on this promise by maintaining the highest levels of customer service, integrity and expertise.

Pep Boys' unique *Supercenter* format sets us apart from our competition by offering our customers automotive parts, accessories, tires and service — all under one roof. All *Supercenters* incorporate the nationally recognized Pep Boys brand, which has become synonymous with trust, value and convenience. Because all of our *Supercenters* are company-owned, our customers enjoy chainwide consistency. These strengths provide us with a distinct competitive advantage in the $126 billion car and light truck automotive aftermarket.


Tires
12.6%
$15.9 billion
DIY
16.5%
$20.8 billion
Service Labor
23.3%
$29.3 billion
Commercial
47.6%
$60.0 billion

2001 Car & Light Truck Aftermarket*
$126 billion
*Lang Marketing Resources, *Modern Tire Dealer*

Pep Boys continues to evolve its business to effectively meet the needs of four key consumer groups: "do-it-yourself," "do-it-for-me," "buy for resale" and tires.

FOUNDERS' COMMITMENT

The "do-it-yourself" (DIY) portion of our business accounted for approximately 45% of our total revenues. In addition to our traditional DIY customer base, an exciting new DIY customer is emerging as younger enthusiasts focus on accessorizing their vehicles with the latest in fashion, performance and electronics products.


PEP BOYS

While we continue to pursue a greater share of the DIY market, many car and light truck owners continue to turn to trusted, reliable experts like Pep Boys for their post-warranty car care needs. Increasingly complex vehicles and a "time is money" attitude result in consumer willingness to pay an expert like Pep Boys to "do-it-for-me."



Pep Boys operates 628 stores in 36 states and Puerto Rico, including 6,507 bays that service all makes and models.

Pep Boys carries a large selection of top-quality, name-brand automotive parts, tires, batteries, accessories and supplies.

Pep Boys offers convenient parts delivery and installation seven days and six evenings a week.

The "do-it-for-me" portion of our business, which includes service labor, installed parts, accessories and tires, as well as commercial delivery, accounted for approximately 55% of our total revenues.

"Do-it-for-me" is the core of our strategy and continues to be the largest and fastest growing portion of the automotive aftermarket. Our ongoing investment in state-of-the-art equipment and technical training continue to keep us ahead of the curve in our ability to service the "do-it-for-me" customer.

In addition, with an inventory offering of over 25,000 parts, our *Supercenters* are a welcome resource to thousands of commercial customers, which include service stations and fleet management companies, as well as businesses that maintain their own vehicles. These service professionals and fleet managers rely on Pep Boys as a fast, dependable source for top-quality, name-brand automotive parts, tires, batteries and accessories. To further enhance our supply of competitively priced top-quality tires, we named Cooper Tire & Rubber Company as our primary supplier of *Futura* and *Cornell* branded tires.

By operating in all four aftermarket categories and continuing to adjust our offerings to satisfy the changing needs of the motoring public, Pep Boys is uniquely positioned for success in the automotive aftermarket.

B R O A D C U S

Our Locations

Six hundred and twenty-eight company-owned stores in 36 states and Puerto Rico deliver the Pep Boys brand to our customers. In addition to installing what we sell, we have more average retail space (11,500 sq. ft. per store) than any aftermarket competitor. Only Pep Boys has the space to properly display high-growth categories like truck and performance accessories, automotive-related electronics and custom wheels.

To leverage the competitive advantage of our large retail sales area, we are adopting a new category management strategy. Through category management, we can quickly react to consumer buying trends and tailor our product offerings and merchandise displays to correspond to consumer demand. By enhancing our customers' shopping experience, we hope to better differentiate the Pep Boys brand and retain our place as the full service market leader.

A network of 6,507 service bays compliments our merchandising strength. The cost of maintaining up-to-date service technology has put pressure on many of our smaller competitors. Pep Boys' ongoing investment in state-of-the-art equipment allows us to offer our customers the high-quality expert service that they have grown to expect. We continue to maximize our service bay investment by offering convenient hours and by pursuing commercial and fleet customers.

Enhancing Our Business

During 2001, we launched our redesigned special order program, *Moe's Order Express*. This revamped program has been designed to ensure profitability while offering our customers a broad range of products with quick and flexible delivery options.

We are also committed to enhancing our information technology systems. Over the next few years, we will introduce fully integrated, web-enabled systems at all of our stores. Point-of-sale transactions, service work orders, commercial delivery, special order activity, inventory management, customer relationship marketing and more will all be managed through a single, integrated system. These systems will provide yet another competitive advantage for our teammates by providing them with the tools to better serve our customers.



People Drive Our Success

Our associates are the key to Pep Boys' success and none are more important than those who serve our customers. We remain committed to hiring and training our associates to be the most trusted, credible and helpful in the automotive aftermarket.

During 2001, we launched a new web-based training system for our associates and continued to improve our human resources systems to better educate and develop our people. We also continue to rely upon the Institute for Automotive Service Excellence (ASE), a nationally recognized automotive technology testing and accrediting agency, to validate the credentials of our service personnel.

Moving Forward

Our 80th year saw a refocused, more efficient business emerge to form a solid foundation for our future. In our 81st year and beyond, we will continue to further leverage our unique assets, the most important of which is the Pep Boys brand that symbolizes trust, value and convenience.

Our customers will see more of the Pep Boys brand through innovative and aggressive advertising and marketing programs. Our team is dedicated to achieving continued success by devoting its energy and resourcefulness to delivering a unique car care experience that helps people get the most out of their cars.

M E R A P P E A L

Pep Boys' tire sales in 2001 accounted for approximately 17% of our total revenues and over 3% of all replacement tires sold in the United States.





TO OUR STOCKHOLDERS:

Fiscal 2001 was a very positive year for Pep Boys. Earnings have rebounded, our balance sheet has been strengthened, our stock achieved the 7th highest percentage increase on the NYSE and we celebrated our 80th anniversary.



Profit Enhancement Plan

In November 2000, we initiated a comprehensive Profit Enhancement Plan ("PEP") to improve the profitability of our Company. The elements of the "PEP" were as follows:

- *The closure of 38 unprofitable stores on October 28, 2000*
- *A significant reduction in store and service payroll hours*
- *The temporary elimination of our unprofitable Special Order program*
- *The elimination of commercial delivery in 51 stores*
- *The closure of our Tracy, CA distribution center and the transition from our New Jersey distribution center to a new, state-of-the-art facility in New York*
- *A reduction in the hours of operation in many of our stores*
- *The reassignment of certain employees and the elimination of approximately 1,300 positions*

When we implemented the Profit Enhancement Plan, we anticipated an annual benefit of $70 million. One year later, we estimate that the actual benefit of the "PEP" exceeded $84 million.

As a result, ***basic earnings per share for fiscal 2001 rebounded to $.70 per share as compared to a loss of $1.04 per share, before extraordinary items.***

Balance Sheet

Improved earnings, a diligent focus on working capital and stringent control over expenses and capital spending enabled us to retire $271,000,000 face value of Liquid Yield Option Notes, including almost $160,000,000 face value that were put back to the Company on September 20, 2001. As a result, ***our debt obligations and interest expense have both been reduced and our balance sheet has been strengthened.***

Share Price

Five consecutive quarters of significantly improved earnings, less debt and a renewed investor appreciation of our competitive advantages, brand equity and growth potential collectively contributed to ***a 374% increase in the value of our shares during 2001, making Pep Boys the 7th leading percentage gainer on the NYSE.***


$15
$10
$5
J F M A M J J A S O N D

Pep Boys' daily closing share price for calendar year 2001.

Our 80th Anniversary

In 1921, Manny (Emanuel Rosenfeld), Moe (Maurice L. Strauss) and Jack (W. Graham Jackson) opened an auto supply store at 63rd and Market Streets in Philadelphia. Their focus was clear – provide honesty and value and treat all customers the way you would like to be treated.

Manny, Moe and Jack (or as we call them – *"The Boys"*) were not only our founders, they were the fathers of the automotive aftermarket. Our 628 stores and more than 22,000 Pep Boys and Girls are their legacy. We honor them for their vision and integrity and dedicate ourselves to maintaining their commitment to exceed the expectations of our customers.

President

On March 26, 2002, George Babich was promoted to President, a position I have held since 1986. George has done an extraordinary job as Executive Vice President and Chief Financial Officer. He played a key role in the Profit Enhancement Plan and will increase his involvement in our non-financial areas. While George will continue to serve as our Chief Financial Officer, the expansion of his responsibilities will enable me to focus the lion's share of my time improving sales while pursuing business alliances and other strategic opportunities.

Board of Directors

On March 26, 2002, we added three outstanding, independent directors to our Board: Peter A. Bassi, 52, President – Tricon Restaurants International, a division of Tricon Global Restaurants (NYSE: "YUM"); Jane Scaccetti, 47, a CPA, Shareholder – Drucker & Scaccetti, P.C., business, tax and financial advisors; and John T. Sweetwood, 54, President – The Americans, Six Continents Hotels (NYSE: "SXC").

On April 4, 2002, William Leonard, President and Chief Operating Officer of ARAMARK (NYSE: "RMK") joined our Board of Directors.

On May 29, 2002, Lennox K. Black, 72, a director since 1987, will retire. With Mr. Black's pending retirement and the recent retirement of Myles H. Tanenbaum, 71, who served as a director since 1990, the addition of Ms. Scaccetti and Messrs. Bassi, Sweetwood and Leonard increases our Board of Directors to ten.

I would like to thank Messrs. Black and Tanenbaum for their many years of service, tireless dedication and countless contributions. They will be greatly missed and their shoes will be extremely difficult to fill.

Outlook

Last year's success was directly related to our Profit Enhancement Plan. The focus of that plan was the elimination of non-productive assets and programs as well as the reduction of expenses and infrastructure. Although we have anniversaried those cut-backs, we believe that additional opportunities exist to increase our efficiency, reduce our overhead and improve our operating margins.

That being said, our major objective in fiscal 2002 is to improve sales in all four areas of our business – "do-it-yourself," "do-it-for-me," "buy-for-resale" and tires. Improved merchandising and pricing, broader and more aggressive advertising and a commitment to exceed the expectations of our customers are the vehicles that will enable us to drive sales.

The "drivers" of those "vehicles" are our ***People*** – "Car People" – like Manny, Moe & Jack, who are committed to achieving ***Excellence*** and who are ***Passionate*** about *Helping People Get the Most Out of Their Cars.*

Just as the Profit Enhancement Plan was the key to our success in 2001, we believe that the combination of **P**eople, **E**xcellence and **P**assion will drive our performance in 2002.

Thank You!

I'd like to thank my teammates for helping to make our 80th year so successful as well as for enabling me to report that "The Boys" are back!



Mitchell G. Leibovitz
Chairman of the Board &
Chief Executive Officer

April 5, 2002





Stores by State

Alabama	*1*	*Missouri*	*1*
Arizona	*23*	*Nevada*	*12*
Arkansas	*1*	*New Hampshire*	*4*
California	*135*	*New Jersey*	*28*
Colorado	*8*	*New Mexico*	*8*
Connecticut	*8*	*New York*	*30*
Delaware	*6*	*North Carolina*	*11*
Florida	*47*	*Ohio*	*13*
Georgia	*26*	*Oklahoma*	*6*
Illinois	*24*	*Pennsylvania*	*45*
Indiana	*9*	*Puerto Rico*	*27*
Kansas	*2*	*Rhode Island*	*3*
Kentucky	*4*	*South Carolina*	*6*
Louisiana	*10*	*Tennessee*	*7*
Maine	*1*	*Texas*	*60*
Maryland	*19*	*Utah*	*6*
Massachusetts	*8*	*Virginia*	*17*
Michigan	*7*	*Washington*	*2*
Minnesota	*3*		

628 Stores in 36 States and Puerto Rico

SELECTED FINANCIAL DATA (Unaudited

(dollar amounts in thousands, except per share amounts)

Year ended	Feb. 2, 2002	Feb. 3, 2(
Statement of Operations Data		
Merchandise sales	$ 1,765,314	$ 1,957,4ξ
Service revenue	418,401	460,9ξ
Total revenues	2,183,715	2,418,4(
Gross profit from merchandise sales	514,906[2]	452,0:
Gross profit from service revenue	102,490[2]	79,81
Total gross profit	617,396[2]	531,8Ξ
Selling, general and administrative expenses	513,946[2]	559,8ξ
Operating profit (loss)	103,450[2]	(28,0:
Non-operating income	4,289	2,2⁄
Interest expense	51,335	57,8ξ
Earnings (loss) before income taxes, extraordinary items and accounting change	56,404[2]	(83,6(
Net earnings (loss) before extraordinary items and accounting change	36,100[2]	(53,1⁄
Extraordinary items	(765)	2,0Ξ
Accounting change	—	-
Net earnings (loss)	35,335[2]	(51,0ς
Balance Sheet Data		
Working capital	$ 97,838	$ 109,2(
Current ratio	1.17 to 1	1.18 to
Merchandise inventories	$ 519,473	$ 547,7:
Property and equipment — net	1,117,486	1,194,2:
Total assets	1,812,652	1,906,2(
Long-term debt (includes all convertible debt)	544,418	654,1ς
Stockholders' equity	617,790	594,7(
Data Per Common Share		
Basic earnings (loss) before extraordinary items and accounting change[1]	$ .70[2]	$ (1.(
Basic earnings (loss)[1]	.69[2]	(1.(
Diluted earnings (loss) before extraordinary items and accounting change[1]	.69[2]	(1.(
Diluted earnings (loss)[1]	.68[2]	(1.(
Cash dividends	.27	.2
Stockholders' equity	12.01	11.(
Common share price range: high — low	18.48 - 4.40	7.69 - 3.:
Other Statistics		
Return on average stockholders' equity	5.8%	(8.:
Common shares issued and outstanding	51,430,861	51,260,6(
Capital expenditures	$ 25,464	$ 57,3:
Number of retail outlets	628	62
Number of service bays	6,507	6,4ς

[1] All data per common share for the years ended February 1, 1997 and prior have been restated to reflect the adopt Statement of Financial Accounting Standards No. 128 "Earnings per Share."

[2] Includes pretax charges of $5,197 related to the Profit Enhancement Plan of which $4,169 reduced gross profit fı merchandise sales, $813 reduced gross profit from service revenue and $215 was included in selling, general an administrative expenses.

n. 29, 2000	Jan. 30, 1999	Jan. 31, 1998	Feb. 1, 1997	Feb. 3, 1996	Jan. 28, 1995	Jan. 29, 1994	Jan. 30, 1993	Feb. 1, 1992
,954,010	$ 1,991,340	$ 1,720,670	$ 1,554,757	$ 1,355,008	$ 1,211,536	$ 1,076,543	$ 1,008,191	$ 873,381
440,523	407,368	335,850	273,782	239,332	195,449	164,590	147,403	128,127
,394,533	2,398,708	2,056,520	1,828,539	1,594,340	1,406,985	1,241,133	1,155,594	1,001,508
538,957	492,443[4]	474,239[5]	484,494	411,133	364,378	307,861	272,412	240,199
84,078	79,453	66,081	53,025	44,390	32,417	27,457	24,528	19,726
623,035	571,896[4]	540,320[5]	537,519	455,523	396,795	335,318	296,940	259,925
528,838	517,827[4]	429,523[5]	349,353	295,098	247,069	213,667	193,374	175,713
94,197	54,069[4]	110,797[5]	188,166	160,425	149,726	121,651	103,566	84,212
2,327	2,145	4,315	1,369	1,099	2,687	2,558	2,229	1,371
51,557	48,930	39,656	30,306	32,072	25,931	19,701	20,180	25,071
44,967	7,284[4]	75,456[5]	159,229	129,452	126,482	104,508	85,615	60,512
29,303	4,974[4]	49,611[5]	100,824	81,494	80,008	65,512	54,579	38,872
—	—	—	—	—	—	—	—	—
—	—	—	—	—	(4,300)	—	—	—
29,303	4,974[4]	49,611[5]	100,824	81,494	75,708	65,512	54,579	38,872
172,332	$ 241,738	$ 151,340	$ 70,691	$ 39,868	$ 121,858	$ 92,518	$ 104,622	$ 81,935
1.31 to 1	1.47 to 1	1.24 to 1	1.13 to 1	1.09 to 1	1.42 to 1	1.37 to 1	1.47 to 1	1.46 to 1
582,898	$ 527,397	$ 655,363	$ 520,082	$ 417,852	$ 366,843	$ 305,872	$ 295,179	$ 230,894
,335,749	1,330,256	1,377,749	1,189,734	1,014,052	861,910	723,452	628,918	588,593
,072,672	2,096,112	2,161,360	1,818,365	1,500,008	1,291,019	1,078,518	967,813	856,925
784,024	691,714	646,641	455,665	367,043	380,787	253,000	209,347	279,250
658,284	811,784	822,635	778,091	665,460	586,253	547,759	509,763	378,514
.58	$ .08[4]	$ .81[5]	$ 1.67	$ 1.37	$ 1.35	$ 1.08	$ .92	$ .70
.58	.08[4]	.81[5]	1.67	1.37	1.28	1.08	.92	.70
.58	.08[4]	.80[5]	1.62	1.34	1.32	1.06	.90	.69
.58	.08[4]	.80[5]	1.62	1.34	1.25	1.06	.90	.69
.27	.26	.24	.21	.19	.17	.15	.1375	.1275
12.91	13.18	13.39	12.78	11.12	10.91	9.53	8.40	6.79
.63 - 7.13	26.69 - 12.38	35.63 - 21.56	38.25 - 27.88	34.75 - 21.88	36.88 - 26.00	27.50 - 20.50	27.38 - 17.13	19.50 - 10.38
4.0%	0.6%	6.2%	14.0%	13.0%	13.4%	12.4%	12.3%	10.8%
,994,099	61,615,140	61,425,228	60,886,991	59,851,521	59,269,179	60,111,855	60,669,102	55,773,813
104,446	$ 167,876	$ 284,084	$ 245,246	$ 205,913	$ 185,072	$ 135,165	$ 78,025	$ 65,801
662	638	711	604	506	435	386	357	337
6,895	6,608	6,208	5,398	4,727	4,166	3,626	3,234	3,003

[3]Includes pretax charges of $74,945 related to the Profit Enhancement Plan of which $67,085 reduced gross profit from merchandise sales, $5,232 reduced gross profit from service revenue and $2,628 was included in selling, general and administrative expenses.

[4]Includes pretax charges of $29,451 ($20,109 net of tax or $.33 per share-basic and diluted), $27,733 of which reduced gross profit from merchandise sales with the remaining $1,718 included in selling, general and administrative expenses. These charges were associated with the closure and sale of 109 *Express* stores.

[5]Includes pretax charges of $28,012 ($18,418 net of tax or $.30 per share-basic and diluted), $16,330 of which reduced gross profit from merchandise sales with the remaining $11,682 included in selling, general and administrative expenses. These charges were associated with closing nine stores, reducing the store expansion program, converting all *PartsUSA* stores to the Pep Boys *Express* format, certain equipment write-offs, severance and other non-recurring expenses.

Liquidity and Capital Resources

The Company's cash requirements arise principally from the capital expenditures related to existing stores, offices and warehouses, the need to finance the acquisition, construction and equipping of new stores and to purchase inventory. The primary capital expenditures for fiscal 2001 were attributed to capital maintenance of the Company's existing stores and offices. The Company opened one new store in fiscal 2001 compared to 5 stores in fiscal 2000 and 24 stores in fiscal 1999. In fiscal 2001, the Company significantly decreased its levels of capital expenditures by 55.6% as compared to fiscal 2000. In fiscal 2001, with a decrease in net inventory levels coupled with decreased levels of capital expenditures, the Company decreased its debt by $143,913,000 and increased its cash and cash equivalents by $7,986,000. In fiscal 2000, with an increase in net inventory levels offset, in part, by decreased levels of capital expenditures, the Company increased its debt by $28,739,000 and decreased its cash and cash equivalents by $10,490,000. In fiscal 1999, with decreased levels of capital expenditures and the use of cash to repurchase 11,276,698 common shares of stock (partially offset by a decrease in net inventory levels), the Company increased its debt by $20,029,000 and decreased its cash and cash equivalents by $96,063,000. The following table indicates the Company's principal cash requirements for the past three years:

(dollar amounts in thousands)	Fiscal 2001	Fiscal 2000	Fiscal 1999	Total
Cash requirements:				
Capital expenditures	$ 25,464	$ 57,336	$104,446	$187,246
Net inventory (decrease) increase[1]	(39,592)	80,148	(24,174)	16,382
Total	$ (14,128)	$137,484	$ 80,272	$203,628
Net Cash provided by operating activities *(excluding the change in net inventory)*	$ 128,301	$ 99,739	$155,207	$383,247

[1]*Net inventory (decrease) increase is the change in inventory less the change in accounts payable.*

In fiscal 2001, merchandise inventories decreased as the Company maintained its net store count and completed the exit of the two distribution centers closed in fiscal 2000 as part of the Profit Enhancement Plan. Additionally, the Company decreased the average number of stock-keeping units per store to approximately 25,000 in fiscal 2001 compared to 26,000 in fiscal 2000. In fiscal 1999, the average stock-keeping units per store were 25,000. In fiscal 2000, merchandise inventories decreased as the Company decreased its net store count by 34 and closed two distribution centers. In fiscal 1999, merchandise inventories increased, as the Company added an additional 24 stores and a new distribution center in Chester, New York.

The Company's working capital was $97,838,000 at February 2, 2002, $109,207,000 at February 3, 2001 and $172,332,000 at January 29, 2000. The Company's long-term debt, as a percentage of its total capitalization, was 47% at February 2, 2002, 52% at February 3, 2001 and 54% at January 29, 2000. As of February 2, 2002, the Company had an available line of credit totaling $100,690,000.

The Company currently plans to open two new *Supercenters* in fiscal 2002. Management estimates the costs of opening the two *Supercenters*, coupled with capital expenditures relating to existing stores, warehouses and offices during fiscal 2002, will be approximately $43,000,000. The Company anticipates that its net cash provided by operating activities and its existing line of credit will exceed its principal cash requirements for capital expenditures and net inventory in fiscal 2002.

The following chart represents the Company's total contractual obligations as of February 2, 2002:

(dollar amounts in thousands) Obligation	Total	Due in less than 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years
Long-Term Debt	$ 669,033	$ 124,615	$ 286,583	$ 257,564	$ 271
Operating Leases	539,403	51,887	86,805	71,925	328,786
Unconditional Purchase Obligation	34,705	7,361	19,887	7,457	—
Total Cash Obligations	$ 1,243,141	$ 183,863	$ 393,275	$ 336,946	$ 329,057

In addition to the amounts shown above, the Company has $37,887,000 of outstanding standby letters of credit used primarily to secure the Company's insurance claims. The letters of credit are renewable on an annual basis. The operating leases shown above are exclusive of any lease obligations for stores for which reserves were created in conjunction with the Profit Enhancement Plan. The Company anticipates that its net cash provided by operating activities, its existing line of credit and its access to capital markets will exceed its cash obligations presented in the table above.

In November 2001, the Company repurchased the remaining $1,202,000 face value of its Liquid Yield Option Notes (LYONs) which were redeemed for a price of $677 per LYON. The book value of the repurchased LYONs was $814,000.

In the third quarter of 2001, the Company reclassed the $50,000,000 Medium-Term Note and the remaining $43,005,000 of the $49,000,000 Medium-Term Note to current liabilities on the consolidated balance sheet. These Medium-Term notes are redeemable at the option of the holder on July 16, 2002 and September 19, 2002, respectively. The Company anticipates being able to repurchase these notes with cash from operations and its existing line of credit.

In September 2001, the Company repurchased $159,702,000 face value of its LYONs which were redeemed at the option of the holder at a price of $673 per LYON. The book value of the repurchased LYONs was $107,475,000 and the after-tax extraordinary loss was $993,000.

In July 2001, the Company repurchased $3,000,000 face value of its LYONs at a price of $656 per LYON. The book value of the repurchased LYONs was $2,006,000.

In June 2001, the Company obtained $90,000,000 in a Senior Secured Credit Facility. The facility, which is secured by certain equipment and real estate with a total book value as of February 2, 2002 of $108,663,000, was issued in two tranches. Tranche A is a term loan for $45,000,000 with an interest rate based on London Interbank Offered Rate (LIBOR) plus 3.65%. Tranche A is structured as a two-year term loan payable in equal installments with the final payment due in 2003. Tranche B is a term loan for $45,000,000 with an interest rate of LIBOR plus 3.95%. Tranche B is structured as a five-year term loan payable in equal installments with the final payment due in 2006. The Senior Secured Credit Facility is subject to certain financial covenants. The Company used the proceeds from the facility to repurchase the outstanding LYONs that were put back to the Company on the September 20, 2001 put date.

In May 2001, the Company sold certain operating assets for $14,000,000. The assets were leased back from the purchaser in a lease structured as a one-year term with three one-year renewal options. The resulting lease is being accounted for as an operating lease and the gain of $3,817,000 from the sale of the certain operating assets is deferred until the lease term is completed and the residual guarantee is satisfied, at which time the gain will be recorded in costs of merchandise sales and costs of service revenue. The Company used the proceeds from the sale to retire debt.

In May 2001, the Company repurchased $77,600,000 face value of its LYONs at a price of $649 per LYON. The book value of the repurchased LYONs was $51,517,000 and the after-tax extraordinary gain was $228,000.

In September 2000, the Company entered into a new revolving credit agreement. The new revolving credit agreement provides up to $225,000,000 of borrowing availability, which is collateralized by inventory and accounts receivable. Funds may be drawn and repaid anytime prior to September 10, 2004. Sixty days prior to each anniversary date, the Company may request and, upon agreement with the bank, extend the maturity of this facility an additional year. The interest rate on any loan is equal to the LIBOR plus 1.75%, and increases in 0.25% increments as the excess availability falls below $50,000,000. The revolver is subject to financial covenants. The Company recorded an after-tax extraordinary charge related to the restructuring of its revolving line of credit of $931,000 in the third quarter of fiscal 2000.

In September 2000, the Company entered into a new real estate operating lease facility with leased property trusts, established as an unconsolidated special-purpose entity. The $143,000,000 real estate operating lease facility, which has an interest rate of LIBOR plus 1.85%, replaces $143,000,000 of leases, which had an interest rate of LIBOR plus 2.27%. The Company, as a result of replacing the existing operating leases, recorded a pretax charge to fiscal 2000 earnings of $1,630,000 of unamortized lease costs, which was recorded in the costs of merchandise sales section of the consolidated statement of operations. The $143,000,000 real estate operating lease facility has a four-year term with a guaranteed residual value. At February 2, 2002, the maximum amount of the residual guarantee relative to the real estate under the lease is approximately $92,372,000. The Company expects the fair market value of the leased real estate, subject to the purchase option or sale to a third party, to substantially reduce or eliminate the Company's payment under the residual guarantee at the end of the lease term.

In September 2000, the Company retired $70,000,000 of Senior Notes, at par, using the proceeds from its new $225,000,000 revolving line of credit. The retired notes were issued in a private placement in February 1999 in two tranches. The first tranche was for $45,000,000 and had a coupon of 8.45% with a maturity of 2011. The second tranche was for $25,000,000 and had a coupon of 8.30% with a maturity of 2009.

In June 2000, the Company repurchased $5,995,000 face value of the $49,000,000 Medium-Term Note, which was redeemable at the option of the holder on September 19, 2002. The after-tax extraordinary gain was $960,000.

In April 2000, the Company repurchased $30,200,000 face value of its LYONs at a price of $520 per LYON. The book value of the LYONs was $19,226,000 and the after-tax extraordinary gain was $2,025,000.

On February 1, 1999, the Company repurchased 11,276,698 of its common shares outstanding. The Company financed the share repurchase with $110,427,000 in cash and with the $70,000,000 proceeds received in connection with the private placement of Senior Notes issued on February 1, 1999 and retired in September 2000 as stated above.

Effects of Inflation

The Company uses the LIFO method of inventory valuation. Thus, the cost of merchandise sold approximates current cost. Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on revenues or results of operations during fiscal 2001, fiscal 2000 or fiscal 1999.

Impairment Charges

During fiscal year 2000, the Company, as a result of its ongoing review of the performance of its stores, identified certain stores whose cash flow trend indicated that the carrying value may not be fully recoverable. An impairment charge of $5,735,000 was recorded for these stores in costs of merchandise sales on the consolidated statement of operations. The charge reflects the difference between carrying value and fair value. Fair value was based on sales of similar assets or other estimates of fair value developed by Company management. Management judgment is necessary to estimate fair value. Accordingly, actual results could vary from such estimates.

Profit Enhancement Plan

In the third quarter 2000, the Company performed a comprehensive review of its field, distribution, and Store Support Center infrastructure as well as the performance of each store. As a result of this review, the Company implemented a number of changes that it believed would improve its performance and recorded a charge of $71,234,000. The charges included expenses related to the closure of the 38 under-performing stores and two distribution centers, certain equipment write-offs, the abandonment of two development parcels and severance costs. The charges were recorded in costs of merchandise sales, costs of service revenue and selling, general and administrative expenses on the consolidated statement of operations as $62,665,000, $5,661,000 and $2,908,000, respectively.

Plan Update The Profit Enhancement Plan has been progressing closely to the schedule originally estimated by the Company. Each of the 38 stores and one of the distribution centers identified for closure were closed on or before October 28, 2000. The second distribution center was closed on November 30, 2000. All employees were notified of their separation on or before October 28, 2000. The assets held for disposal were reclassed and depreciation was stopped on October 28, 2000 which was concurrent with the announcement of the Profit Enhancement Plan and the closure of the stores.

The Company is progressing towards the disposal of the 38 stores, 11 of which were owned and 27 were leased by the Company, two distribution centers and two development parcels which were closed or abandoned in connection with the Profit Enhancement Plan. As of the end of fiscal 2001, the Company had successfully disposed of ten of the closed stores, the two distribution centers and one of the development parcels. The Company estimates the remaining closed or abandoned properties will be disposed of by the end of fiscal 2002.

Assets Held For Disposal The assets held for disposal as of the end of fiscal 2001 and 2000 included the building and land of the remaining closed stores owned by the Company, additional development parcels, and equipment from the remaining closed stores. The carrying values of the building, land and equipment were $16,007,000 and $22,629,000 for fiscal years 2001 and 2000, respectively.

In fiscal 2001, the Company was able to sell three of the 13 owned properties for net proceeds of $4,103,000. The sales resulted in a loss of $691,000 which was recorded in costs of merchandise sales and selling, general and administrative expenses on the consolidated statement of operations. Additionally, the Company recorded a downward revision in the estimated values for certain properties of $1,496,000 in fiscal 2001. This expense was recorded in costs of merchandise sales on the consolidated statement of operations. In fiscal 2001, the Company recorded a loss for equipment held for disposal of $162,000, which was due primarily to a reduction in the Company's estimated proceeds.

The Company is actively marketing the remaining ten owned properties and has made adjustments to property values in accordance with the change in market values. As a result, the Company has extended the original estimated time needed for selling the owned properties. It is expected that seven of these properties with a carrying value of $10,663,000 will be disposed of by the second quarter 2002, with the remaining three properties with a carrying value of $4,746,000 expected to be disposed of by the end of the third quarter 2002. The Company will continue to monitor the status for disposing of its owned properties and make any necessary adjustments. An adjustment was reflected in on-going expenses for the increased time required to maintain these properties.

Lease Reserve As of the end of fiscal 2001, the Company was able to sublease three and exit the lease of an additional five leased properties. The Company expects the remaining 19 leased properties to be subleased or otherwise disposed of by the end of fiscal 2002.

The Company increased the reserve for leases $1,644,000 during fiscal 2001. These changes in the reserve were a result of a $3,834,000 increase due primarily to an increase in the estimated amount of time it will take the Company to sublease certain properties and a decrease in estimated sublease rates. The reserve increase was offset, in part, by a $2,190,000 decrease due primarily to lower than estimated commissions and lease exit costs on subleases for certain properties. The effects of these adjustments were recorded in costs of merchandise sales and costs of service revenue.

In fiscal 2000, the Company increased the lease reserve by $113,000. These changes in the reserve were a result of a $1,176,000 increase due to an increase in the estimated lease payments related to the closed stores. The increase was offset, in part, by a $1,063,000 decrease due primarily to an increase in the estimated sublease rates coupled with lower lease related expenses.

On-Going Expenses The on-going expense reserve represents exit activity costs which are not associated with or do not benefit activities that will be continued. These costs are necessary to maintain the remaining closed stores until sold, sublet or otherwise disposed of. The on-going costs reserve includes general maintenance costs such as utilities, security, telephone, real estate taxes and personal property taxes which will be incurred until the properties are disposed. The reserve for on-going costs will diminish as sites are sold, sublet or otherwise disposed of and such activities are estimated to be completed by the end of fiscal 2002.

In fiscal 2001, the Company increased the on-going expense reserve $595,000. This change was a result of a $1,214,000 increase in the reserve due to an increase in the estimated time it is expected to take to sublease, sell or otherwise dispose of the remaining properties offset, in part, by a $619,000 decrease due to lower than anticipated cost for utilities and security costs.

In fiscal 2000, the Company increased the on-going expense reserve $361,000. This change was due to an increase in the estimated time it is expected to take to sublease, sell or otherwise dispose of the remaining properties.

Severance Reserve The total number of employees separated due to the Profit Enhancement Plan was approximately 1,000. The 1,000 employees were composed of 76% store employees, 13% distribution employees, and 11% Store Support Center and field administrative employees. The total severance paid in connection with the Profit Enhancement Plan was $1,353,000.

In fiscal 2001, the Company reversed $69,000 of severance due primarily to certain employees originally expected to be receiving severance failing to qualify to receive payments and lower than estimated final payments. Each reversal was recorded through the line it was originally charged in the consolidated statements of operations.

In fiscal 2000, the Company reversed $272,000 of severance due to employees being accepted into positions in other locations of the Company and employees failing to qualify to receive payments. Each reversal was recorded through the line it was originally charged in the consolidated statements of operations.

Non-Reservable Expenses Non-reservable expenses are those costs which could not be reserved, but were incurred as a result of the Profit Enhancement Plan. These expenses related to costs incurred which had a future economic benefit to the Company such as the transferring of inventory and equipment out of properties closed by the Profit Enhancement Plan.

The expenses of this nature incurred were $678,000 and $3,611,000 for fiscal 2001 and fiscal 2000, respectively. The fiscal 2001 expenses incurred related to the completion of removal of inventory and equipment from the closed distribution centers. The fiscal 2000 expenses incurred were for inventory and equipment handling related to the closure of the 38 stores and two distribution centers. The fiscal 2000 expenses were offset by a recovery of certain benefit expenses related to the reduction in workforce.

Profit Enhancement Plan Expense Summary Following are tables summarizing expenses related to the Profit Enhancement Plan for fiscal 2001 and fiscal 2000. The details and reasons for the original charge and changes to the charge are as described above in the respective reserve categories.

Fiscal 2001 *(dollar amounts in thousands)* *Income Statement Classification*	Reserve Adjustments	Non-reservable Expense Incurred	Total Expense
Costs of merchandise sales	$ 3,528	$ 641	$ 4,169
Costs of service revenue	804	9	813
Selling, general and administrative	187	28	215
Total expenses	$ 4,519	$ 678	$ 5,197

Fiscal 2000 *(dollar amounts in thousands)* *Income Statement Classification*	Original Charge	Reserve Adjustments	Non-reservable Expense Incurred	Total Expense
Costs of merchandise sales	$62,665	$ 939	$ 3,481	$67,085
Costs of service revenue	5,661	(177)	(252)	5,232
Selling, general and administrative	2,908	(662)	382	2,628
Total expenses	$71,234	$ 100	$ 3,611	$74,945

At the end of the third quarter 2000, the Company set up a reserve liability account which is included in accrued liabilities on the consolidated balance sheet. This liability account tracks all accruals including remaining rent on leases net of sublease income, severance, and on-going expenses for the closed properties. The following chart reconciles the change in reserve from the origination of the charge through the fiscal year ended February 2, 2002. All additions and adjustments were charged or credited through the appropriate line items on the statement of operations.

(dollar amounts in thousands)	Lease Expenses	Fixed Assets	Severance	On-going Expenses	Total
Original charges	$ 7,916	$ 57,680	$ 1,694	$ 3,944	$ 71,234
Addition	1,176	1,074	—	361	2,611
Utilization	(975)	(58,754)	(1,213)	(1,345)	(62,287)
Adjustment	(1,063)	—	(272)	—	(1,335)
Reserve Balance at Feb. 3, 2001	7,054	—	209	2,960	10,223
Addition	3,834	2,440	—	1,214	7,488
Utilization	(5,548)	(2,349)	(140)	(2,235)	(10,272)
Adjustment	(2,190)	(91)	(69)	(619)	(2,969)
Reserve Balance at Feb. 2, 2002	$ 3,150	$ —	$ —	$ 1,320	$ 4,470

Results of Operations

The following table presents, for the periods indicated, certain items in the consolidated statements of operations as a percentage of total revenues (except as otherwise provided) and the percentage change in dollar amounts of such items compared to the indicated prior period.

	Percentage of Total Revenues			Percentage Change	
Year ended	**Feb. 2, 2002 (Fiscal 2001)**	Feb. 3, 2001 (Fiscal 2000)	Jan. 29, 2000 (Fiscal 1999)	**Fiscal 2001 vs. Fiscal 2000**	Fiscal 2000 vs. Fiscal 1999
Merchandise Sales	**80.8%**	80.9%	81.6%	**(9.8)%**	0.2%
Service Revenue[1]	**19.2**	19.1	18.4	**(9.2)**	4.6
Total Revenues	**100.0**	100.0	100.0	**(9.7)**	1.0
Costs of Merchandise Sales[2]	**70.8[3]**	76.9[3]	72.4[3]	**(16.9)**	6.4
Costs of Service Revenue[2]	**75.5[3]**	82.7[3]	80.9[3]	**(17.1)**	6.9
Total Costs of Revenues	**71.7**	78.0	74.0	**(17.0)**	6.5
Gross Profit from Merchandise Sales	**29.2[3]**	23.1[3]	27.6[3]	**13.9**	(16.1)
Gross Profit from Service Revenue	**24.5[3]**	17.3[3]	19.1[3]	**28.4**	(5.1)
Total Gross Profit	**28.3**	22.0	26.0	**16.1**	(14.6)
Selling, General and Administrative Expenses	**23.6**	23.2	22.1	**(8.2)**	5.9
Operating Profit (Loss)	**4.7**	(1.2)	3.9	**469.0**	(129.8)
Non-operating Income	**0.2**	0.1	0.1	**91.0**	(3.5)
Interest Expense	**2.3**	2.4	2.1	**(11.3)**	12.3
Earnings (Loss) Before Income Taxes	**2.6**	(3.5)	1.9	**167.4**	(286.1)
Income Taxes	**36.0[4]**	36.5[4]	34.8[4]	**166.5**	(294.8)
Net Earnings (Loss) Before Extraordinary Items	**1.7**	(2.2)	1.2	**167.9**	(281.4)
Extraordinary Items	**—**	0.1	—	**(137.2)**	N/A
Net Earnings (Loss)	**1.7**	(2.1)	1.2	**169.2**	(274.4)

[1]Service revenue consists of the labor charge for installing merchandise or maintaining or repairing vehicles, excluding the sale of any installed parts or materials.
[2]Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs. Costs of service revenue include service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.
[3]As a percentage of related sales or revenue, as applicable.
[4]As a percentage of earnings (loss) before income taxes.

Fiscal 2001 vs. Fiscal 2000

Total revenues for fiscal 2001, which included 52 weeks, decreased 10% compared to fiscal 2000, which included 53 weeks, due primarily to less stores in operation during 2001 vs. 2000 coupled with a decrease in comparable store revenues (revenues generated by stores in operation during the same months of each period) of 6%. Total revenues for fiscal 2001 compared to fiscal 2000, excluding the extra week, decreased by 8% on an overall basis and remained at a decrease of 6% on a comparable store basis. Comparable store merchandise sales decreased 6% while comparable store service revenue decreased 5% compared to 2000 on a 52 week basis. This decline in total and comparable revenue reflected the impact of the closure of the 38 stores and other steps taken in October 2000 in conjunction with implementing the Company's Profit Enhancement Plan.

Gross profit from merchandise sales increased, as a percentage of merchandise sales, to 29.2% in 2001 from 23.1% in 2000. This increase, as a percentage of merchandise sales, was due primarily to Profit Enhancement Plan charges recorded in 2001 of $4,169,000 compared to charges recorded in 2000 of $67,085,000 and $5,735,000 associated with the Profit Enhancement Plan and asset impairments, respectively. Higher merchandise margins and a decrease in warehousing costs, as a percentage of merchandise sales, offset, in part, by an increase in store occupancy costs, as a percentage of merchandise sales, also contributed to the increase in gross profit from merchandise sales. The improved merchandise margins, as a percentage of merchandise sales, were a result of a combination of improvement in the mix of sales, selectively higher retail pricing and lower product acquisition costs. The decrease in warehousing costs, as a percentage of merchandise sales, were a result of the effects of a supply chain initiative implemented in late fiscal 2000 to improve efficiencies. The increase in store occupancy costs, as a percentage of merchandise sales, was a result of higher utilities costs, particularly in California.

Gross profit from service revenue increased, as a percentage of service revenue, to 24.5% in 2001 from 17.3% in 2000. This increase, as a percentage of service revenue, was due primarily to a decrease in service personnel costs, as a percentage of service revenue, coupled with Profit Enhancement Plan charges recorded in 2001 of $813,000 compared to $5,232,000 recorded in 2000. The decrease in service center personnel costs, as a percentage of service revenue, was a result of the steps taken in the Profit Enhancement Plan.

Selling, general and administrative expenses increased, as a percentage of total revenues, to 23.6% in 2001 from 23.2% in 2000. This increase, as a percentage of total revenues, was due primarily to an increase in media expenses from 2000 to 2001 of $6,828,000 or 0.3% of total revenues, offset, in part, by a decrease in general office expense, as a percentage of total revenues, and Profit Enhancement Plan charges recorded in 2001 of $215,000 compared to $2,628,000 recorded in 2000. The increase in media expense, as a percentage of total revenues, was a result of lower vendor reimbursements. The decrease in general office expense, as a percentage of total revenues, was a result of lower legal expense, as a percentage of total revenues.

Interest expense was $6,547,000 or 11.3% lower than last year due primarily to lower debt levels coupled with lower average interest rates.

Net earnings increased, as a percentage of total revenues, due primarily to a net Profit Enhancement Plan charge recorded in 2001 of $3,326,000 compared to net charges recorded in 2000 of $47,609,000 and $3,643,000 associated with Profit Enhancement Plan and asset impairments, respectively. Also contributing to the net earnings increase, as a percentage of total revenues, were increases in both gross profit from merchandise sales and service revenue, as a percentage of merchandise sales and service revenue, respectively, and a decrease in interest expense, as a percentage of total revenues. These gross profit increases were offset, in part, by an increase in selling, general and administrative expenses, as a percentage of total revenues, coupled with a net extraordinary loss of $765,000 in 2001 compared to a $2,054,000 net extraordinary gain in 2000.

Fiscal 2000 vs. Fiscal 1999

Total revenues for fiscal 2000, which included 53 weeks, increased 1% over fiscal 1999, due primarily to the extra week of operation during fiscal 2000 vs. 1999. Comparable store revenues (revenues generated by stores in operation during the same months of each period) decreased 1%. Total revenues for fiscal 2000, excluding the extra week, decreased 1% on an overall basis and remained a decrease of 1% on a comparable store basis. Comparable store merchandise sales decreased 2% while comparable store service revenue increased 2% over fiscal 1999 on a 52 week basis.

Gross profit from merchandise sales decreased, as a percentage of merchandise sales, to 23.1% in 2000 from 27.6% in 1999. This decrease, as a percentage of merchandise sales, was due primarily to the pretax charge from the Profit Enhancement Plan of $67,085,000 coupled with a $5,735,000 impairment charge, increases in warehousing and store occupancy costs offset, in part, by higher merchandise margins, as a percentage of merchandise sales.

Gross profit from service revenue decreased, as a percentage of service revenue, to 17.3% in 2000 from 19.1% in 1999. The decrease was due to a $5,232,000 pretax charge from the Profit Enhancement Plan and an increase in service center personnel costs, as a percentage of service revenue.

Selling, general and administrative expenses increased, as a percentage of total revenues, to 23.2% in 2000 from 22.1% in 1999. This increase was due primarily to increases in store and general office expenses, as a percentage of total revenues, coupled with the pretax charges from the Profit Enhancement Plan of $2,628,000.

Interest expense was $6,325,000 or 12.3% higher than last year, due primarily to higher interest rates coupled with slightly higher average debt levels incurred during the year to fund the Company's capital expenditures.

The Company's net loss in fiscal 2000, as compared with net earnings in fiscal 1999, was due primarily to decreases in gross profit from merchandise sales, as a percentage of merchandise sales, and gross profit from service revenue, as a percentage of service revenue, and an increase in selling, general and administrative expenses, as a percentage of total revenues, all of which included the effects of the Profit Enhancement Plan, coupled with an increase in interest expense, as a percentage of total revenues.

New Accounting Standards

In 2001, the Emerging Issues Task Force (EITF) issued EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." This pronouncement deals with accounting for certain types of sales incentives and other consideration offered by companies to their customers. This pronouncement is effective in fiscal years beginning after December 15, 2001. The Company has analyzed the impact of adoption of this statement and it will have no material effect on the Company's consolidated financial statements upon its adoption on February 3, 2002.

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This SFAS supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the Disposal of a Segment of a Business." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company has analyzed the impact of adoption of this statement and it will have no material effect on the Company's consolidated financial statements upon its adoption on February 3, 2002.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and is effective for fiscal years beginning after June 15, 2002. The Company is in the process of analyzing the impact of the adoption of this statement on its consolidated financial statements.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS 141, all business combinations should be accounted for using the purchase method of accounting; use of the pooling-of-interests method is prohibited. The provisions of the statement apply to all business combinations initiated after June 30, 2001. SFAS 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. Adoption of SFAS 142 will result in ceasing amortization of goodwill. All of the provisions of the statement are effective in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company has analyzed the impact of adoption of this statement and it will have no material effect on the Company's consolidated financial statements upon its adoption on February 3, 2002.

In September 2000, the EITF issued EITF 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. (FIN) 44." This pronouncement addressed practice issues and questions related to accounting for stock compensation primarily under APB No. 25 and FIN 44. The Company has incorporated the guidance provided by the interpretation with no material effect on its consolidated financial statements.

In June 2000, the FASB issued FIN 44, "Accounting for Certain Transactions involving Stock Compensation." This interpretation provides additional guidance for application of APB No. 25, "Accounting for Stock Issued to Employees." The Company has incorporated the guidance provided by the interpretation with no material effect on its consolidated financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company has adopted this statement in the first quarter of fiscal 2001 with no material effect on its consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

The Company does not utilize financial instruments for trading purposes and holds no derivative financial instruments which could expose the Company to significant market risk. The Company's primary market risk exposure with regard to financial instruments is to changes in interest rates. Pursuant to the terms of its revolving credit agreement and senior secured credit facility, changes in the lenders' prime rate or LIBOR could affect the rates at which the Company could borrow funds thereunder. At February 2, 2002, the Company had outstanding borrowings of $142,467,000 against these credit facilities. The table below summarizes the fair value and contract terms of fixed rate debt instruments held by the Company at February 2, 2002:

(dollar amounts in thousands)	Amount	Average Interest Rate
Fair value at February 2, 2002	$491,120	
Expected maturities:		
2002	93,103	6.5%
2003	81,000	6.6
2004	108,000	6.7
2005	100,000	7.0
2006	143,000	6.9

At February 3, 2001, the Company held fixed rate debt instruments with an aggregate fair value of $472,770.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to customer incentives, product returns and warranty obligations, bad debts, inventories, income taxes, financing operations, restructuring costs, retirement benefits, risk participation agreements and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes that the following represent its more critical estimates and assumptions used in the preparation of the consolidated financial statements, although not inclusive.

- The Company evaluates whether inventory is stated at the lower of cost or market based on historical experience with the carrying value and life of inventory. The assumptions used in this evaluation are based on current market conditions and the Company believes inventory is stated at the lower of cost or market in the consolidated financial statements. In addition, historically the Company has been able to return excess items to vendors for credit. Future changes by vendors in their policies or willingness to accept returns of excess inventory could require a revision in the estimates.
- The Company has risk participation arrangements with respect to casualty and health care insurance. The amounts included in the Company's costs related to these arrangements are estimated and can vary based on changes in assumptions, claims experience or the providers included in the associated insurance programs.
- The Company records reserves for future product returns and warranty claims. The reserves are based on current sales of products and historical claim experience. If claims experience differs from historical levels, revisions in the Company's estimates may be required.

Forward-Looking Statements

Certain statements made herein, including those discussing management's expectations for future periods, are forward-looking and involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements due to factors beyond the control of the Company, including the strength of the national and regional economies and retail and commercial consumers' ability to spend, the health of the various sectors of the market that the Company serves, the weather in geographical regions with a high concentration of the Company's stores, competitive pricing, location and number of competitors' stores and product and labor costs. Further factors that might cause such a difference include, but are not limited to, the factors described in the Company's filings with the Securities and Exchange Commission.

CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands, except per share amounts)

	February 2, 2002	February 3, 2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 15,981	$ 7,995
Accounts receivable, less allowance for uncollectible accounts of $725 and $639	18,052	16,792
Merchandise inventories	519,473	547,735
Prepaid expenses	42,170	28,705
Deferred income taxes	15,820	25,409
Other	52,308	50,401
Assets held for disposal	16,007	22,629
Total Current Assets	679,811	699,666
Property and Equipment – at cost:		
Land	277,726	278,017
Buildings and improvements	922,065	918,031
Furniture, fixtures and equipment	583,918	618,959
Construction in progress	10,741	15,032
	1,794,450	1,830,039
Less accumulated depreciation and amortization	676,964	635,804
Total Property and Equipment	1,117,486	1,194,235
Other	15,355	12,303
Total Assets	$1,812,652	$1,906,204
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 216,085	$ 204,755
Accrued expenses	241,273	226,952
Current maturities of convertible debt	—	158,555
Current maturities of long-term debt	124,615	197
Total Current Liabilities	581,973	590,459
Long-term debt, less current maturities	544,418	654,194
Deferred income taxes	64,027	66,192
Deferred gain on sale leaseback	4,444	593
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, par value $1 per share: Authorized 500,000,000 shares; Issued 63,910,577	63,911	63,911
Additional paid-in capital	177,244	177,244
Retained earnings	601,944	581,668
	843,099	822,823
Less cost of shares in treasury – 10,284,446 and 10,454,644 shares	166,045	168,793
Less cost of shares in benefits trust – 2,195,270	59,264	59,264
Total Stockholders' Equity	617,790	594,766
Total Liabilities and Stockholders' Equity	$1,812,652	$1,906,204

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollar amounts in thousands, except per share amounts)

Year ended	February 2, 2002	February 3, 2001	January 29, 2000
Merchandise Sales	$1,765,314	$1,957,480	$1,954,010
Service Revenue	418,401	460,988	440,523
Total Revenues	2,183,715	2,418,468	2,394,533
Costs of Merchandise Sales	1,250,408	1,505,442	1,415,053
Costs of Service Revenue	315,911	381,175	356,445
Total Costs of Revenues	1,566,319	1,886,617	1,771,498
Gross Profit from Merchandise Sales	514,906	452,038	538,957
Gross Profit from Service Revenue	102,490	79,813	84,078
Total Gross Profit	617,396	531,851	623,035
Selling, General and Administrative Expenses	513,946	559,883	528,838
Operating Profit (Loss)	103,450	(28,032)	94,197
Non-operating Income	4,289	2,245	2,327
Interest Expense	51,335	57,882	51,557
Earnings (Loss) Before Income Taxes	56,404	(83,669)	44,967
Income Tax Expense (Benefit)	20,304	(30,521)	15,664
Net Earnings (Loss) Before Extraordinary Items	36,100	(53,148)	29,303
Extraordinary Items, Net of Tax of $(430) and $1,180	(765)	2,054	—
Net Earnings (Loss)	$ 35,335	$ (51,094)	$ 29,303
Basic Earnings (Loss) per Share:			
Before Extraordinary Items	$ .70	$ (1.04)	$ .58
Extraordinary Items, Net of Tax	(.01)	.04	—
Basic Earnings (Loss) per Share	$ .69	$ (1.00)	$ .58
Diluted Earnings (Loss) per Share:			
Before Extraordinary Items	$ .69	$ (1.04)	$ .58
Extraordinary Items, Net of Tax	(.01)	.04	—
Diluted Earnings (Loss) per Share	$ .68	$ (1.00)	$ .58

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(dollar amounts in thousands, except per share amounts)

	Common Stock		Additional	Retained	Treasury Stock		Accumulated Other		Total
	Shares	Amount	Paid-In Capital	Earnings	Shares	Amount	Comprehensive Income	Benefits Trust	Stockholders' Equity
Balance, January 30, 1999	63,847,640	$63,848	$175,940	$636,475			$(4,210)	$(60,269)	$811,784
Comprehensive income									
Net earnings				29,303					
Minimum pension liability adjustment, net of tax							4,210		
Total comprehensive income									33,513
Cash dividends *($.27 per share)*				(13,693)					(13,693)
Repurchase of treasury stock				(410)	(11,276,698)	$(182,065)		1,005	(181,470)
Exercise of stock options and related tax benefits	27,630	28	774	(1,795)	495,000	7,991			6,998
Dividend reinvestment plan	35,307	35	533	(393)	60,490	977			1,152
Balance, January 29, 2000	63,910,577	63,911	177,247	649,487	(10,721,208)	(173,097)	—	(59,264)	658,284
Comprehensive income – net loss				(51,094)					(51,094)
Cash dividends *($.27 per share)*				(13,793)					(13,793)
Dividend reinvestment plan			(3)	(2,932)	266,564	4,304			1,369
Balance, February 3, 2001	63,910,577	63,911	177,244	581,668	(10,454,644)	(168,793)	—	(59,264)	594,766
Comprehensive income – net earnings				35,335					35,335
Cash dividends *($.27 per share)*				(13,864)					(13,864)
Exercise of stock options and related tax benefits				(94)	17,000	275			181
Dividend reinvestment plan				(1,101)	153,198	2,473			1,372
Balance, February 2, 2002	63,910,577	$63,911	$177,244	$601,944	(10,284,446)	$(166,045)	$ —	$(59,264)	$617,790

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollar amounts in thousands, except per share amounts)

Year ended	February 2, 2002	February 3, 2001	January 29, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Earnings (Loss)	$ 35,335	$ (51,094)	$ 29,303
Adjustments to Reconcile Net Earnings (Loss) to Net Cash Provided by Operating Activities:			
Extraordinary item, net of tax	765	(2,054)	—
Depreciation and amortization	84,693	99,308	97,012
Deferred income taxes	7,424	(24,575)	2,223
Accretion of bond discount	3,256	6,425	6,493
Loss on assets held for disposal	2,349	53,740	—
Loss on asset impairment	—	5,735	—
(Gain) loss from sale of assets	(1,116)	3,651	(538)
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable, prepaid expenses and other	(18,726)	9,802	(12,096)
Decrease (increase) in merchandise inventories	28,262	35,163	(55,501)
Increase (decrease) in accounts payable	11,330	(115,311)	79,675
Increase (decrease) in accrued expenses	14,321	(1,199)	32,810
Net Cash Provided by Operating Activities	167,893	19,591	179,381
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(25,464)	(57,336)	(104,446)
Proceeds from sales of assets	26,760	14,380	2,479
Net Cash Provided by (Used in) Investing Activities	1,296	(42,956)	(101,967)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (payments) borrowings under line of credit agreements	(56,876)	117,535	10,000
Reduction of long-term debt	(18,482)	(75,028)	(170)
Reduction of convertible debt	(161,056)	(17,208)	(72,294)
Net proceeds from issuance of notes	87,522	—	76,000
Dividends paid	(13,864)	(13,793)	(13,693)
Purchase of treasury shares	—	—	(181,470)
Proceeds from exercise of stock options	181	—	6,998
Proceeds from dividend reinvestment plan	1,372	1,369	1,152
Net Cash (Used in) Provided by Financing Activities	(161,203)	12,875	(173,477)
Net Increase (Decrease) in Cash	7,986	(10,490)	(96,063)
Cash and Cash Equivalents at Beginning of Year	7,995	18,485	114,548
Cash and Cash Equivalents at End of Year	$ 15,981	$ 7,995	$ 18,485
Supplemental Disclosure of Cash Flow Information:			
Income taxes paid	$ 6,570	$ —	$ —
Interest paid, net of amounts capitalized	47,081	53,415	43,449

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended February 2, 2002, February 3, 2001 and January 29, 2000

(dollar amounts in thousands, except per share amounts)

Note 1 – Summary of Significant Accounting Policies

Business

The Pep Boys-Manny, Moe & Jack and subsidiaries (the "Company") is engaged principally in the retail sale of automotive parts and accessories, automotive maintenance and service and the installation of parts through a chain of stores at February 2, 2002. The Company currently operates stores in 36 states and Puerto Rico.

Fiscal Year End

The Company's fiscal year ends on the Saturday nearest to January 31. Fiscal years 2001 and 1999 were comprised of 52 weeks, while fiscal year 2000 was comprised of 53 weeks.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost (last-in, first-out) or market. If the first-in, first-out method of valuing inventories had been used by the Company, the inventory valuation difference would have been immaterial on both February 2, 2002 and February 3, 2001.

Cash and Cash Equivalents

Cash equivalents include all short-term, highly liquid investments with a maturity of three months or less when purchased.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives: building and improvements, 5 to 40 years; furniture, fixtures and equipment, 3 to 10 years.

Software Capitalization

In 1998, the Company adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In accordance with this standard, certain direct development costs associated with internal-use software are capitalized, including external direct costs of material and services, and payroll costs for employees devoting time to the software projects. These costs are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Capitalized Interest

Interest on borrowed funds is capitalized in connection with the construction of certain long-term assets. Capitalized interest amounted to $1, $489 and $1,098 in fiscal years 2001, 2000 and 1999, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold. Service revenues are recognized upon completion of the service. The Company records revenue net of an allowance for estimated future returns. Return activity is immaterial to revenue and results of operations in all periods presented.

Service Revenue

Service revenue consists of the labor charge for installing merchandise or maintaining or repairing vehicles, excluding the sale of any installed parts or materials.

Costs of Revenues

Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs. Costs of service revenue include service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

Pension Expense

The Company reports all information on its pension and savings plan benefits in accordance with Statement of Financial Accounting Standards (SFAS) No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits."

Income Taxes

The Company uses the liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. The Company nets cooperative advertising reimbursements against costs incurred. Net advertising expense for fiscal years 2001, 2000 and 1999 was $6,828, $0 and $346, respectively. No advertising costs were recorded as assets as of February 2, 2002 or February 3, 2001.

Store Opening Costs

The costs of opening new stores are expensed as incurred.

Impairment of Long-Lived Assets

The Company accounts for impaired long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This standard prescribes the method for asset impairment evaluation for long-lived assets and certain identifiable intangibles that are either held and used or to be disposed of. The Company evaluates the ability to recover long-lived assets whenever events or circumstances indicate that the carrying value of the asset may not be recoverable. In the event assets are impaired, losses are recognized to the extent the carrying value exceeds the fair value. In addition, the Company reports assets to be disposed of at the lower of the carrying amount or the fair market value less selling costs.

During fiscal year 2000, the Company, as a result of its ongoing review of the performance of its stores, identified certain stores whose cash flow trend indicated that the carrying value may not be fully recoverable. An impairment charge of $5,735 was recorded for these stores in costs of merchandise sales on the consolidated statement of operations. The charge reflects the difference between carrying value and fair value. Fair value was based on sales of similar assets or other estimates of fair value developed by Company management.

Earnings Per Share

Earnings per share for all periods have been computed in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share is computed by dividing earnings by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing earnings by the weighted average number of common shares outstanding during the year plus the assumed conversion of dilutive convertible debt and incremental shares that would have been outstanding upon the assumed exercise of dilutive stock options.

Accounting for Stock-Based Compensation

The Company adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company is accounting for employee stock-based compensation plans in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," incorporating the guidance of FASB Interpretation No. (FIN) 44 "Accounting for Certain Transactions involving Stock Compensation" and Emerging Issues Task Force (EITF) 00-23 "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FIN 44" and has provided disclosures required by SFAS No. 123.

Comprehensive Income

Comprehensive income is reported in accordance with SFAS No. 130, "Reporting Comprehensive Income." Other comprehensive income includes minimum pension liability adjustments.

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company has adopted this statement in the first quarter of fiscal 2001 with no material effect on its consolidated financial statements.

Segment Information

The Company reports segment information in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." The Company operates in one industry, the automotive aftermarket. In accordance with SFAS No. 131, the Company aggregates all of its stores and reports one operating segment.

Sales by major product categories are as follows:

Year ended	**Feb. 2, 2002**	Feb. 3, 2001	Jan. 29, 2000
Parts and Accessories	$1,403,775	$1,547,020	$1,571,445
Tires	361,539	410,460	382,565
Total Merchandise Sales	1,765,314	1,957,480	1,954,010
Service	418,401	460,988	440,523
Total Revenues	$2,183,715	$2,418,468	$2,394,533

Parts and accessories includes batteries, new and rebuilt parts, chemicals, mobile electronics, tools, and various car, truck, van and sport utility vehicle accessories as well as other automotive related items. Service consists of the labor charge for installing merchandise or maintaining or repairing vehicles.

Recent Accounting Pronouncements

In 2001, the EITF issued EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." This pronouncement deals with accounting for certain types of sales incentives and other consideration offered by companies to their customers. This guidance is effective in fiscal years beginning after December 15, 2001. The Company has analyzed the impact of the adoption of this statement and it will not have a material effect on the Company's consolidated financial statements upon its adoption on February 3, 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This SFAS supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the Disposal of a Segment of a Business." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company has analyzed the impact of the adoption of this statement and it will not have a material effect on the Company's consolidated financial statements upon its adoption on February 3, 2002.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and is effective for fiscal years beginning after June 15, 2002. The Company is in the process of analyzing the impact of the adoption of this statement on its consolidated financial statements.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS 141, all business combinations should be accounted for using the purchase method of accounting; use of the pooling-of-interests method is prohibited. The provisions of the statement apply to all business combinations initiated after June 30, 2001. SFAS 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. Adoption of SFAS 142 will result in ceasing amortization of goodwill. All of the provisions of the statement are effective in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company has analyzed the impact of the adoption of this statement and it will not have a material effect on the Company's consolidated financial statements upon its adoption on February 3, 2002.

(dollar amounts in thousands, except per share amounts)

In September 2000, the EITF issued EITF 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FIN 44." This pronouncement addressed practice issues and questions related to accounting for stock compensation primarily under APB No. 25 and FIN 44. The Company has incorporated the guidance provided by the interpretation with no material effect on its consolidated financial statements.

In June 2000, the FASB issued FIN 44, "Accounting for Certain Transactions involving Stock Compensation." This interpretation provides additional guidance for APB No. 25, "Accounting for Stock Issued to Employees." The Company has incorporated the guidance provided by the interpretation with no material effect on its consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to provide comparability with the current year's presentation.

Note 2 – Debt

Short-Term Borrowings

In fiscal 2001, the Company had no short-term borrowing lines. In the third quarter of fiscal 2000, the Company, in conjunction with the acquiring of a new long-term revolving credit agreement, terminated its short-term borrowing line. The Company did have short-term borrowings during fiscal 2000 and the average and maximum month end balances were $4,232 and $13,000, respectively.

Long-Term Debt

	Feb. 2, 2002	Feb. 3, 2001
Medium-term notes, 6.4% to 6.7%, due November 2004 through September 2007	$144,005	$ 144,005
Medium-term notes, 6.7% to 6.9%, due March 2004 through March 2006	100,000	100,000
7% notes due June 2005	100,000	100,000
6.92% Term Enhanced ReMarketable Securities, due July 2017	100,000	100,000
6.625% notes due May 2003	75,000	75,000
Senior Secured Credit Facility, due July 2003 and July 2006	71,625	—
Revolving credit agreement	70,842	127,718
Other notes payable, 3.8% to 8%	7,561	7,668
	669,033	654,391
Less current maturities	124,615	197
Total long-term debt	$544,418	$ 654,194

In June 2001, the Company obtained $90,000 in a Senior Secured Credit Facility. The Facility, which is secured by certain equipment and real estate with a total book value as of February 2, 2002 of $108,633, was issued in two tranches. Tranche A is a term loan for $45,000 with an interest rate based on London Interbank Offered Rate (LIBOR) plus 3.65%. Tranche A is structured as a two-year term loan payable in equal installments with the final payment due in 2003. The weighted average interest rate on Tranche A was 6.7% at February 2, 2002. Tranche B is a term loan for $45,000 with an interest rate of LIBOR plus 3.95%. Tranche B is structured as a five-year term loan payable in equal installments with the final payment due in 2006. The weighted average interest rate on Tranche B was 6.9% at February 2, 2002. The Senior Secured Credit Facility is subject to certain financial covenants.

In September 2000, the Company entered into a new revolving credit agreement. The new revolving credit agreement provides up to $225,000 of borrowing availability, which is collateralized by inventory and accounts receivable. Funds may be drawn and repaid anytime prior to September 10, 2004. Sixty days prior to each anniversary date, the Company may request and, upon agreement with the bank, extend the maturity of this facility an additional year. The interest rate on any loan is equal to the LIBOR plus 1.75%, and increases in 0.25% increments as the excess availability falls below $50,000. The revolver is subject to certain financial covenants. This revolver replaces the previous revolver the Company had with nine major banks, which provided up to $200,000 in borrowings. The Company recorded an after-tax extraordinary charge related to the extinguishment of its previous revolving credit agreement of $931. The weighted average interest rate on borrowings under the revolving credit agreement was 6.2% and 8.5% at February 2, 2002 and February 3, 2001, respectively.

In February 1998, the Company established a Medium-Term Note program which permitted the Company to issue up to $200,000 of Medium-Term Notes. Under this program the Company sold $100,000 principal amount of Senior Notes, ranging in annual interest rates from 6.7% to 6.9% and due March 2004 and March 2006. Additionally, in July 1998, under this note program, the Company sold $100,000 of Term Enhanced ReMarketable Securities with a stated maturity date of July 2017. The Company also sold a call option with the securities, which allows the securities to be remarketed to the public in July 2006 under certain circumstances. If the securities are not remarketed, the Company will be obligated to repay the principal amount in full in July 2017. The level yield to maturity on the securities is approximately 6.85% and the coupon rate is 6.92%.

Between July and October 1997, the Company issued $150,000 in Medium-Term Notes with interest rates of 6.4% to 6.7% and maturity dates from November 2004 through September 2007. $50,000 of this debt is redeemable at the option of the holder on July 16, 2002 and $49,000 is redeemable at the option of the holder on September 19, 2002.

In June 2000, the Company repurchased $5,995 face value of the $49,000 Medium-Term Note, which was redeemable at the option of the holder on September 19, 2002. The after-tax extraordinary gain was $960.

In the third quarter of 2001, the Company reclassed the $50,000 Medium-Term Note and the remaining $43,005 of the $49,000 Medium-Term Note to current liabilities on the consolidated balance sheet. These Medium-Term Notes are redeemable at the option of the holder on July 16, 2002 and September 19, 2002, respectively.

The other notes payable have a weighted average interest rate of 4.9% at February 2, 2002 and 5.4% at February 3, 2001, and mature at various times through August 2016. Certain of these notes are collateralized by land and buildings with an aggregate carrying value of approximately $7,260 and $7,398 at February 2, 2002 and February 3, 2001, respectively.

Convertible Debt

	Feb. 2, 2002	Feb. 3, 2001
Zero Coupon Convertible Subordinate Notes	$ —	$ 158,555
	—	158,555
Less current maturities	—	158,555
Total long-term convertible debt	$ —	$ —

On September 20, 1996, the Company issued $271,704 principal amount (at maturity) of Liquid Yield Option Notes (LYONs) with a price to the public of $150,000. The net proceeds to the Company were $146,250. The issue price of each such LYON was $552.07 and required no periodic payments of interest. The LYONs had a maturity date of September 20, 2011, at $1,000 per LYON, representing a yield to maturity of 4.0% per annum (computed on a semiannual bond equivalent basis).

In April 2000, the Company repurchased $30,200 face value of its LYONs at a price of $520 per LYON. The book value of the repurchased LYONs was $19,226 and the after-tax extraordinary gain was $2,025.

In May 2001, the Company repurchased $77,600 face value of its LYONs at a price of $649 per LYON. The book value of the repurchased LYONs was $51,517 and the after-tax extraordinary gain was $228.

In July 2001, the Company repurchased $3,000 face value of its LYONs at a price of $656 per LYON. The book value of the repurchased LYONs was $2,006.

In September 2001, the Company repurchased $159,702 face value of its LYONs which were redeemed at the option of the holder at a price of $673 per LYON. The book value of the repurchased LYONs was $107,475 and the after-tax extraordinary loss was $993.

In November 2001, the Company repurchased the remaining $1,202 face value of its LYONs which were redeemed for a price of $677 per LYON. The book value of the repurchased LYONs was $814.

Several of the Company's debt agreements require the maintenance of certain financial ratios and compliance with covenants. Approximately $36,133 of the Company's net worth was not restricted by these covenants as of February 2, 2002. The Company was in compliance with all such ratios and covenants at February 2, 2002.

The annual maturities, of all long-term debt for the next five years are $124,615 in 2002, $98,714 in 2003, $187,869 in 2004, $109,016 in 2005 and $148,548 in 2006. These maturities include amounts for early redemption, which is at the option of the holders. Any compensating balance requirements related to all revolving credit agreements and debt were satisfied by balances available from normal business operations.

The Company was contingently liable for outstanding letters of credit in the amount of approximately $37,887 at February 2, 2002.

Note 3 – Lease and Other Commitments

In May 2001, the Company sold certain operating assets for $14,000. The assets were leased back from the purchaser in a lease structured as a one-year term with three one-year renewal options. The resulting lease is being accounted for as an operating lease and the gain of $3,817 from the sale of the certain operating assets is deferred until the lease term is completed and the residual guarantee is satisfied, at which time the gain will be recorded in costs of merchandise sales and costs of service revenue.

In January 2001, the Company sold certain assets for $10,464. The assets were leased back from the purchaser on a month to month renewable term basis with a residual guarantee given by the Company at the end of the lease term. The resulting lease is being accounted for as an operating lease and the gain of $593 from the sale of the certain assets is deferred until the lease term is completed and the residual guarantee is satisfied, at which time the gain will be recorded in costs of merchandise sales.

In September 2000, the Company entered into a $143,000 real estate operating lease facility with leased property trusts, established as an unconsolidated special-purpose entity. The real estate operating lease facility, which has an interest rate of LIBOR plus 1.85%, replaces $143,000 of leases, which had an interest rate of LIBOR plus 2.27%. The Company, as a result of replacing the existing operating leases, recorded a pretax charge to fiscal 2000 earnings of $1,630 of unamortized lease costs, which was recorded in the costs of merchandise sales section of the consolidated statement of operations. The $143,000 real estate operating lease facility has a four-year term with a guaranteed residual value. At February 2, 2002, the maximum amount of the residual guarantee relative to the real estate under the lease is approximately $92,372. The Company expects the fair market value of the leased real estate, subject to the purchase option or sale to a third party, to substantially reduce or eliminate the Company's payment under the residual guarantee at the end of the lease term.

The Company leases certain property and equipment under operating leases which contain renewal and escalation clauses. Future minimum rental commitments for noncancelable operating leases in effect as of February 2, 2002 are shown below. All amounts are exclusive of lease obligations and sublease rentals applicable to stores for which reserves in conjunction with the Profit Enhancement Plan have previously been established. The aggregate minimum rental commitments for such leases having terms of more than one year are approximately: 2002–$51,887; 2003–$44,925; 2004–$41,880; 2005–$35,888; 2006–$36,037; thereafter–$328,786. Rental expenses incurred for operating leases in 2001, 2000 and 1999 were $64,434, $63,206 and $59,890.

In October 2001, the Company entered into a contractual commitment to purchase media advertising services with equal annual purchase requirements totaling $39,773 over the next four years. As of February 2, 2002, the remaining balance for this commitment was $34,705.

Note 4 – Stockholders' Equity

Share Repurchase – Treasury Stock

On February 1, 1999, the Company repurchased 11,276,698 of its common shares outstanding pursuant to a Dutch Auction self-tender offer at a price of $16.00 per share. The repurchased shares included 1,276,698 common shares which were repurchased as a result of the Company exercising its option to purchase an additional 2% of its outstanding shares. Expenses related to the share repurchase were approximately $1,638 and were included as part of the cost of the shares acquired. A portion of the treasury shares will be used by the Company to provide benefits to employees under its compensation plans and in conjunction with the Company's dividend reinvestment program. As of February 2, 2002, the Company has reflected 10,284,446 shares of its common stock at a cost of $166,045 as "cost of shares in treasury" on the Company's consolidated balance sheet.

(dollar amounts in thousands, except per share amounts)

Rights Agreement

On December 31, 1997, the Company distributed as a dividend one common share purchase right on each of its common shares. The rights will not be exercisable or transferable apart from the Company's common stock until a person or group, as defined in the rights agreement (dated December 5, 1997), without the proper consent of the Company's Board of Directors, acquires 15% or more, or makes an offer to acquire 15% or more of the Company's outstanding stock. When exercisable, the rights entitle the holder to purchase one share of the Company's common stock for $125. Under certain circumstances, including the acquisition of 15% of the Company's stock by a person or group, the rights entitle the holder to purchase common stock of the Company or common stock of an acquiring company having a market value of twice the exercise price of the right. The rights do not have voting power and are subject to redemption by the Company's Board of Directors for $.01 per right anytime before a 15% position has been acquired and for 10 days thereafter, at which time the rights become nonredeemable. The rights expire on December 31, 2007.

Benefits Trust

On April 29, 1994, the Company established a flexible employee benefits trust with the intention of purchasing up to $75,000 worth of the Company's common shares. The repurchased shares will be held in the trust and will be used to fund the Company's existing benefit plan obligations including healthcare programs, savings and retirement plans and other benefit obligations. The trust will allocate or sell the repurchased shares through 2023 to fund these benefit programs. As shares are released from the trust, the Company will charge or credit additional paid-in capital for the difference between the fair value of shares released and the original cost of the shares to the trust. For financial reporting purposes, the trust is consolidated with the accounts of the Company. All dividend and interest transactions between the trust and the Company are eliminated. In connection with the Dutch Auction self-tender offer, 37,230 shares were tendered at a price of $16.00 per share in fiscal 1999. At February 2, 2002, the Company has reflected 2,195,270 shares of its common stock at a cost of $59,264 as "cost of shares in benefits trust" on the Company's consolidated balance sheet.

Note 5 – Profit Enhancement Plan

In the third quarter 2000, the Company performed a comprehensive review of its field, distribution, and Store Support Center infrastructure as well as the performance of each store. As a result of this review, the Company implemented a number of changes that it believed would improve its performance and recorded a charge of $71,234. The charges included expenses related to the closure of the 38 under-performing stores and two distribution centers, certain equipment write-offs, the abandonment of two development parcels and severance costs. The charges were recorded in costs of merchandise sales, costs of service revenue and selling, general and administrative expenses on the consolidated statement of operations as $62,665, $5,661 and $2,908, respectively.

Plan Update The Profit Enhancement Plan has been progressing closely to the schedule originally estimated by the Company. Each of the 38 stores and one of the distribution centers identified for closure were closed on or before October 28, 2000. The second distribution center was closed on November 30, 2000. All employees were notified of their separation on or before October 28, 2000. The assets held for disposal were reclassed and depreciation was stopped on October 28, 2000 which was concurrent with the announcement of the Profit Enhancement Plan and the closure of the stores.

The Company is progressing towards the disposal of the 38 stores, 11 of which were owned and 27 were leased by the Company, two distribution centers and two development parcels which were closed or abandoned in connection with the Profit Enhancement Plan. As of the end of fiscal 2001, the Company had successfully disposed of ten of the closed stores, the two distribution centers and one of the development parcels. The Company estimates the remaining closed or abandoned properties will be disposed of by the end of fiscal 2002.

Assets Held For Disposal The assets held for disposal as of the end of fiscal 2001 and 2000 included the building and land of the remaining closed stores owned by the Company, additional development parcels, and equipment from the remaining closed stores. The carrying values of the building, land and equipment were $16,007 and $22,629 for fiscal years 2001 and 2000, respectively.

In fiscal 2001, the Company was able to sell three of the 13 owned properties for net proceeds of $4,103. The sales resulted in a loss of $691 which was recorded in costs of merchandise sales and selling, general and administrative expenses on the consolidated statement of operations. Additionally, the Company recorded a downward revision in the estimated values for certain properties of $1,496 in fiscal 2001. This expense was recorded in costs of merchandise sales on the consolidated statement of operations. In fiscal 2001, the Company recorded a loss for equipment held for disposal of $162, which was due primarily to a reduction in the Company's estimated proceeds.

The Company is actively marketing the remaining ten owned properties and has made adjustments to property values in accordance with the change in market values. As a result, the Company has extended the original estimated time needed for selling the owned properties. It is expected that seven of these properties with a carrying value of $10,663 will be disposed of by the second quarter 2002, with the remaining three properties with a carrying value of $4,746 expected to be disposed of by the end of the third quarter 2002. The Company will continue to monitor the status for disposing of its owned properties and make any necessary adjustments. An adjustment was reflected in on-going expenses for the increased time required to maintain these properties.

Lease Reserve As of the end of fiscal 2001, the Company was able to sublease three and exit the lease of an additional five leased properties. The Company expects the remaining 19 leased properties to be subleased or otherwise disposed of by the end of fiscal 2002.

The Company increased the reserve for leases $1,644 during fiscal 2001. These changes in the reserve were a result of a $3,834 increase due primarily to an increase in the estimated amount of time it will take the Company to sublease certain properties and a decrease in estimated sublease rates. The reserve increase was offset, in part, by a $2,190 decrease due primarily to lower than estimated commissions and lease exit costs on subleases for certain properties. The effects of these adjustments were recorded in costs of merchandise sales and costs of service revenue.

In fiscal 2000, the Company increased the lease reserve by $113. These changes in the reserve were a result of a $1,176 increase due to an increase in the estimated lease payments related to the closed stores. The increase was offset, in part, by a $1,063 decrease due primarily to an increase in the estimated sublease rates coupled with lower lease related expenses.

On-Going Expenses The on-going expense reserve represents exit activity costs which are not associated with or do not benefit activities that will be continued. These costs are necessary to maintain the remaining closed stores until sold, sublet or otherwise disposed of. The on-going costs reserve includes general maintenance costs such as utilities, security, telephone, real estate taxes and personal property taxes which will be incurred until the properties are disposed. The reserve for on-going costs will diminish as sites are sold, sublet or otherwise disposed of and such activities are estimated to be completed by the end of fiscal 2002.

In fiscal 2001, the Company increased the on-going expense reserve $595. This change was a result of a $1,214 increase in the reserve due to an increase in the estimated time it is expected to take to sublease, sell or otherwise dispose of the remaining properties offset, in part, by a $619 decrease due to lower than anticipated cost for utilities and security costs.

In fiscal 2000, the Company increased the on-going expense reserve $361. This change was due to an increase in the estimated time it is expected to take to sublease, sell or otherwise dispose of the remaining properties.

Severance Reserve The total number of employees separated due to the Profit Enhancement Plan was approximately 1,000. The 1,000 employees were composed of 76% store employees, 13% distribution employees, and 11% Store Support Center and field administrative employees. The total severance paid in connection with the Profit Enhancement Plan was $1,353.

In fiscal 2001, the Company reversed $69 of severance due primarily to certain employees originally expected to be receiving severance failing to qualify to receive payments and lower than estimated final payments. Each reversal was recorded through the line it was originally charged in the consolidated statements of operations.

In fiscal 2000, the Company reversed $272 of severance due to employees being accepted into positions in other locations of the Company and employees failing to qualify to receive payments. Each reversal was recorded through the line it was originally charged in the consolidated statements of operations.

Non-Reservable Expenses Non-reservable expenses are those costs which could not be reserved, but were incurred as a result of the Profit Enhancement Plan. These expenses related to costs incurred which had a future economic benefit to the Company such as the transferring of inventory and equipment out of properties closed by the Profit Enhancement Plan.

The expenses of this nature incurred were $678 and $3,611 for fiscal 2001 and fiscal 2000, respectively. The fiscal 2001 expenses incurred related to the completion of removal of inventory and equipment from the closed distribution centers. The fiscal 2000 expenses were incurred for inventory and equipment handling related to the closure of the 38 stores and two distribution centers. The fiscal 2000 expenses were offset by a recovery of certain benefit expenses related to the reduction in workforce.

Profit Enhancement Plan Expense Summary Below are tables summarizing expenses related to the Profit Enhancement Plan for fiscal 2001 and fiscal 2000. The details and reasons for the original charge and changes to the charge are as described above in the respective reserve categories.

Fiscal 2001 *Income Statement Classification*	Reserve Adjustments	Non-reservable Expense Incurred	Total Expense
Costs of merchandise sales	$ 3,528	$ 641	$ 4,169
Costs of service revenue	804	9	813
Selling, general and administrative	187	28	215
Total expenses	$ 4,519	$ 678	$ 5,197

Fiscal 2000 *Income Statement Classification*	Original Charge	Reserve Adjustments	Non-reservable Expense Incurred	Total Expense
Costs of merchandise sales	$62,665	$ 939	$ 3,481	$67,085
Costs of service revenue	5,661	(177)	(252)	5,232
Selling, general and administrative	2,908	(662)	382	2,628
Total expenses	$71,234	$ 100	$ 3,611	$74,945

At the end of the third quarter 2000, the Company set up a reserve liability account which is included in accrued liabilities on the consolidated balance sheet. This liability account tracks all accruals including remaining rent on leases net of sublease income, severance, and on-going expenses for the closed properties. The following chart reconciles the change in reserve from the origination of the charge through the fiscal year ended February 2, 2002. All additions and adjustments were charged or credited through the appropriate line items on the statement of operations.

	Lease Expenses	Fixed Assets	Severance	On-going Expenses	Total
Original charges	$ 7,916	$ 57,680	$ 1,694	$ 3,944	$ 71,234
Addition	1,176	1,074	—	361	2,611
Utilization	(975)	(58,754)	(1,213)	(1,345)	(62,287)
Adjustment	(1,063)	—	(272)	—	(1,335)
Reserve Balance at Feb. 3, 2001	7,054	—	209	2,960	10,223
Addition	3,834	2,440	—	1,214	7,488
Utilization	(5,548)	(2,349)	(140)	(2,235)	(10,272)
Adjustment	(2,190)	(91)	(69)	(619)	(2,969)
Reserve Balance at Feb. 2, 2002	$ 3,150	$ —	$ —	$ 1,320	$ 4,470

(dollar amounts in thousands, except per share amounts)

Note 6 – Pension and Savings Plans

The Company has a defined benefit pension plan covering substantially all of its full-time employees hired on or before February 1, 1992. Normal retirement age is 65. Pension benefits are based on salary and years of service. The Company's policy is to fund amounts as are necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members in accordance with the requirements of ERISA.

The actuarial computations are made using the "projected unit credit method." Variances between actual experience and assumptions for costs and returns on assets are amortized over the remaining service lives of employees under the plan.

As of December 31, 1996, the Company froze the accrued benefits under the plan and active participants became fully vested. The plan's trustee will continue to maintain and invest plan assets and will administer benefit payments.

Pension expense (income) includes the following:

Year ended	Feb. 2, 2002	Feb. 3, 2001	Jan. 29, 2000
Interest cost	$ 1,895	$ 1,848	$ 1,826
Expected return on plan assets	(2,162)	(2,261)	(1,915)
Amorization of transition asset	(214)	(214)	(214)
Recognized actuarial loss	992	890	597
Total pension expense	$ 511	$ 263	$ 294

Pension plan assets are stated at fair market value and are composed primarily of money market funds, stock index funds, fixed income investments with maturities of less than five years, and the Company's common stock.

The following table sets forth the reconciliation of the benefit obligation, fair value of plan assets and funded status of the Company's defined benefit plan.

Year ended	Feb. 2, 2002	Feb. 3, 2001
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$ 25,726	$ 26,955
Interest cost	1,895	1,848
Actuarial loss (gain)	944	(2,041)
Benefits paid	(1,056)	(1,036)
Benefit obligation at end of year	$ 27,509	$ 25,726
Change in Plan Assets:		
Fair value of plan assets at beginning of year	$ 25,854	$ 26,974
Actual return on plan assets (net of expenses)	1,816	(84)
Employer contributions	895	—
Benefits paid	(1,056)	(1,036)
Fair value of plan assets at end of year	$ 27,509	$ 25,854
Reconciliation of the Funded Status:		
Funded status	$ —	$ 128
Unrecognized transition asset	—	(214)
Unrecognized actuarial loss	3,960	3,663
Net amount recognized at year-end as prepaid benefit cost	$ 3,960	$ 3,577
Weighted-Average Assumptions:		
Discount rate	7.25%	7.40%
Expected return on plan assets	8.50%	8.50%

The Company had no comprehensive income attributable to the change in the minimum pension liability in fiscal years 2001 and 2000. The Company recorded other comprehensive income, net of tax, attributable to the change in the minimum pension liability of $4,210 in fiscal year 1999.

The Company has 401(k) savings plans which cover all full-time employees who are at least 21 years of age with one or more years of service. The Company contributes the lesser of 50% of the first 6% of a participant's contributions or 3% of the participant's compensation. The Company's savings plans' contribution expense was $4,516, $4,947 and $5,644 in fiscal years 2001, 2000 and 1999, respectively.

Note 7 – Net Earnings Per Share

For fiscal years 2001, 2000 and 1999, basic earnings per share are based on net earnings divided by the weighted average number of shares outstanding during the period. Diluted earnings per share assumes conversion of convertible subordinated notes, zero coupon convertible subordinated notes and the dilutive effects of stock options. Adjustments for convertible securities were antidilutive in 2001, 2000 and 1999, and therefore excluded from the computation of diluted EPS; all of these securities were retired as of the end of fiscal 2001 and will not effect future calculations. Options to purchase 3,940,587, 5,032,772 and 4,755,657 shares of common stock were outstanding at February 2, 2002, February 3, 2001 and January 29, 2000, respectively, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market prices of the common shares on such dates.

The following schedule presents the calculation of basic and diluted earnings per share for income before extraordinary items:

	Fiscal 2001			Fiscal 2000			Fiscal 1999		
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount	Earnings (Numerator)	Shares (Denominator)	Per Share Amount	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS Before Extraordinary Items									
Earnings available to common shareholders	$ 36,100	51,348	$ .70	$ (53,148)	51,088	$ (1.04)	$ 29,303	50,665	$ .58
Effect of Dilutive Securities									
Common shares assumed issued upon exercise of dilutive stock options	—	687		—	—		—	175	
Diluted EPS Before Extraordinary Items									
Earnings available to common shareholders assuming conversion	$ 36,100	52,035	$ .69	$ (53,148)	51,088	$ (1.04)	$ 29,303	50,840	$ .58

Note 8 – Stock Option Plans

Options to purchase the Company's common stock have been granted to key employees and members of the Board of Directors. The option prices are at least 100% of the fair market value of the common stock on the grant date.

On May 21, 1990, the stockholders approved the 1990 Stock Incentive Plan which authorized the issuance of restricted stock and/or options to purchase up to 1,000,000 shares of the Company's common stock. Additional shares in the amounts of 2,000,000, 1,500,000 and 1,500,000 were authorized by stockholders on June 4, 1997, May 31, 1995 and June 1, 1993, respectively. In April 2001, the Board of Directors amended the 1990 Stock Incentive Plan to extend the expiration date for the grant of non-qualified stock options and restricted stock thereunder to directors, officers and employees until March 31, 2005. Under this plan, both incentive and nonqualified stock options may be granted to eligible participants. Incentive stock options are fully exercisable on the second or third anniversary of the grant date or become exercisable over a four-year period with one-fifth exercisable on the grant date and one-fifth on each anniversary date for the four years following the grant date. Nonqualified options are fully exercisable on the third anniversary of their grant date or become exercisable over a four-year period with one-fifth exercisable on the grant date and one-fifth on each anniversary date for the four years following the grant date. Options cannot be exercised more than ten years after the grant date. As of February 2, 2002, 478,367 remain available for grant.

On June 2, 1999 the stockholders approved the 1999 Stock Incentive Plan which authorized the issuance of restricted stock and/or options to purchase up to 2,000,000 shares of the Company's common stock. Under this plan, both incentive and nonqualified stock options may be granted to eligible participants. The incentive stock options and nonqualified stock options are fully exercisable on the third anniversary of the grant date or become exercisable over a four-year period with one-fifth exercisable on the grant date and one-fifth on each anniversary date for the four years following the grant date. Options cannot be exercised more than ten years after the grant date. As of February 2, 2002, 102,000 shares remain available for grant.

	Equity compensation plans approved by shareholders	Equity compensation plans not approved by shareholders	Total
Number of securities to be issued upon exercise of outstanding options	6,316,787	—	6,316,787
Weighted average exercise price of outstanding options	$16.48	$ —	$16.48
Number of securities remaining available for future issuance under equity compensation plans *(excluding securities reflected in top row)*	580,367	—	580,367

(dollar amounts in thousands, except per share amounts)

Stock option transactions for the Company's stock option plans are summarized as follows:

	Fiscal 2001		Fiscal 2000		Fiscal 1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding – beginning of year	5,039,772	$ 19.63	5,413,622	$ 22.05	4,982,761	$ 23.02
Granted	1,757,000	6.75	1,160,450	6.34	1,558,450	16.08
Exercised	(19,400)	8.77	—	—	(519,850)	12.50
Cancelled	(460,585)	14.26	(1,534,300)	18.10	(607,739)	22.75
Outstanding – end of year	6,316,787	16.48	5,039,772	19.63	5,413,622	22.05
Options exercisable at year end	3,422,187	22.29	2,501,678	24.93	2,489,162	24.66
Weighted average estimated fair value of options granted		2.85		2.54		6.60

The following table summarizes information about stock options outstanding at February 2, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at Feb. 2, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at Feb. 2, 2002	Weighted Average Exercise Price
$ 5.31 to $13.00	2,447,200	9 years	$ 6.56	379,200	$ 6.56
$13.01 to $21.00	1,397,230	7 years	15.58	747,630	15.53
$21.01 to $29.00	1,436,792	5 years	23.30	1,259,792	23.34
$29.01 to $37.38	1,035,565	4 years	31.65	1,035,565	31.65
$ 5.31 to $37.38	6,316,787			3,422,187	

The Company applies APB No. 25, "Accounting for Stock Issued to Employees," and the guidance of FIN 44 "Accounting for Certain Transactions involving Stock Compensation" and EITF 00-23 "Issues Related to Accounting for Stock Compensation under APB Option No. 25 and FIN 44" in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for its stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates and recognized as compensation expense on a straight-line basis over the vesting period of the grant consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings (loss) and net earnings (loss) per share would have been reduced to the pro forma amounts indicated as follows:

	Fiscal 2001	Fiscal 2000	Fiscal 1999
Net earnings (loss):			
Income (loss) before extraordinary items	$ 32,208	$ (57,365)	$ 24,450
Extraordinary items	(765)	2,054	—
Net income (loss)	$ 31,443	$ (55,311)	$ 24,450
Earnings (loss) per share - basic:			
Income (loss) before extraordinary items	$ .63	$ (1.12)	$ .48
Extraordinary items	(.01)	.04	—
Net income (loss)	$ .62	$ (1.08)	$ .48
Earnings (loss) per share - diluted:			
Income (loss) before extraordinary items	$ .62	$ (1.12)	$ .48
Extraordinary items	(.01)	.04	—
Net income (loss)	$ .61	$ (1.08)	$ .48

The pro forma effects on net earnings for fiscal years 2001, 2000 and 1999 are not representative of the pro forma effect on net earnings in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

The fair value of each option granted during fiscal years 2001, 2000 and 1999 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: (i) dividend yield of 1.29%, 0.90% and 0.78%, respectively; (ii) expected volatility of 39%, 40% and 34%, respectively; (iii) risk-free interest rate ranges of 2.8% to 5.5%, 5.8% to 6.7% and 5.0% to 6.5%, respectively; and (iv) ranges of expected lives of 4 years to 8 years for fiscal years 2001, 2000 and 1999.

Note 9 – Income Taxes

The provision for income taxes includes the following:

Year ended	Feb. 2, 2002	Feb. 3, 2001	Jan. 29, 2000
Current:			
Federal	$ 12,640	$ (6,300)	$ 12,653
State	240	353	788
Deferred:			
Federal	6,680	(22,776)	2,074
State	744	(1,798)	149
	$ 20,304	$ (30,521)	$ 15,664

A reconciliation of the statutory federal income tax rate to the effective rate of the provision for income taxes follows:

Year ended	Feb. 2, 2002	Feb. 3, 2001	Jan. 29, 2000
Statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefits	1.2	1.2	1.4
Job credits	(0.3)	0.3	(1.1)
Other, net	0.1	—	(0.5)
	36.0%	36.5%	34.8%

Items that gave rise to significant portions of the deferred tax accounts are as follows:

	Feb. 2, 2002	Feb. 3, 2001
Deferred tax assets:		
Inventories	$ 3,841	$ 8,431
Vacation accrual	4,990	5,014
Store closing reserves	1,968	5,661
Accrued leases	7,737	7,966
Real estate tax	(2,188)	(2,091)
Insurance	4,621	4,009
Benefit accruals	(5,693)	(2,347)
Carry forward credits	—	(2,401)
Other	544	1,167
	$ 15,820	$ 25,409
Deferred tax liabilities:		
Depreciation	$ 69,093	$ 68,709
State taxes	(2,643)	(2,040)
Legal	(2,438)	—
Other	15	(477)
	$ 64,027	$ 66,192
Net deferred tax liability	$ 48,207	$ 40,783

Note 10 – Contingencies

The Company is a defendant in an action entitled "Coalition for a Level Playing Field, L.L.C., et al. v. AutoZone, Inc., et al.," in the United States District Court for the Eastern District of New York. There are over 100 plaintiffs, consisting of automotive jobbers, warehouse distributors and a coalition of several trade associations; the defendants are AutoZone, Inc., Wal-Mart Stores, Inc., Advance Stores Company, Inc., CSK Auto, Inc., the Company, Discount Auto Parts, Inc., O'Reilly Automotive, Inc. and Keystone Automotive Operations, Inc. The plaintiffs allege that the defendants violated various provisions of the Robinson-Patman Act by, among other things, knowingly inducing and receiving various forms of discriminatory prices from automotive parts manufacturers. The plaintiffs are seeking compensatory damages, which would be trebled under applicable law, as well as injunctive and other equitable relief. The Company believes the claims are without merit and intends to vigorously defend this action.

The Company is also party to various other lawsuits and claims, including purported class actions, arising in the normal course of business. In the opinion of management, these lawsuits and claims, including the cases above, are not, singularly or in the aggregate, material to the Company's financial position or results of operations.

Note 11 – Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows:

	February 2, 2002		February 3, 2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	$ 15,981	$ 15,981	$ 7,995	$ 7,995
Accounts receivable	18,052	18,052	16,792	16,792
Liabilities:				
Accounts payable	216,085	216,085	204,755	204,755
Long-term debt including current maturities	669,033	635,080	654,391	472,770
Zero coupon convertible subordinate notes	—	—	158,555	148,525

Cash and Cash Equivalents, Accounts Receivable and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of these items.

Long-Term Debt including Current Maturities and Zero Coupon Convertible Subordinated Notes including Current Maturities

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

The fair value estimates presented herein are based on pertinent information available to management as of February 2, 2002 and February 3, 2001. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from amounts presented herein.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
The Pep Boys - Manny, Moe & Jack

We have audited the accompanying consolidated balance sheets of The Pep Boys – Manny, Moe & Jack and subsidiaries as of February 2, 2002 and February 3, 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Pep Boys–Manny, Moe & Jack and subsidiaries as of February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 21, 2002

QUARTERLY FINANCIAL DATA (Unaudited)

(dollar amounts in thousands, except per share amounts)

Year Ended February 2, 2002	Total Revenues	Gross Profit	Operating Profit (Loss)	Net Earnings (Loss) Before Extraordinary Items	Net Earnings (Loss)	Net Earnings (Loss) Per Share Before Extraordinary Items: Basic	Diluted	Net Earnings (Loss) Per Share: Basic	Diluted	Cash Dividends Per Share	Market Price Per Share: High	Low
1st Quarter	$551,383	$155,537	$ 27,039	$ 9,108	$ 9,108	$ .18	$ .18	$ .18	$ .18	$ .0675	$ 7.00	$ 4.40
2nd Quarter	572,874	164,104	31,964	12,285	12,519	.24	.24	.24	.24	.0675	13.97	5.35
3rd Quarter	551,255	155,706	27,362	11,016	10,022	.21	.21	.19	.19	.0675	13.70	8.80
4th Quarter	508,203	142,049	17,085	3,691	3,686	.07	.07	.07	.07	.0675	18.48	11.88
Year Ended February 3, 2001												
1st Quarter	$614,809	$159,816	$ 19,501	$ 4,407	$ 6,447	$ .09	$ .09	$ .13	$ .13	$ .0675	$ 7.69	$ 5.50
2nd Quarter	633,887	157,622	18,593	3,409	4,376	.07	.07	.09	.09	.0675	7.63	5.63
3rd Quarter	622,382	66,358	(82,571)	(62,271)	(63,209)	(1.22)	(1.22)	(1.24)	(1.24)	.0675	6.44	4.19
4th Quarter[1]	547,390	148,055	16,445	1,292	1,292	.03	.03	.03	.03	.0675	5.38	3.31

[1]Included 14 weeks due to the 53 week fiscal year.

Under the Company's present accounting system, actual gross profit from merchandise sales can be determined only at the time of physical inventory, which is taken at the end of the fiscal year. Gross profit from merchandise sales for the first, second and third quarters is estimated by the Company based upon recent historical gross profit experience and other appropriate factors. Any variation between estimated and actual gross profit from merchandise sales for the first three quarters is reflected in the fourth quarter's results.

OFFICERS

Chairman of the Board & Chief Executive Officer
Mitchell G. Leibovitz

President & Chief Financial Officer
George Babich, Jr.

Senior Vice Presidents

Don L. Casey
Merchandise Supply Chain

Mark L. Page
Store Operations

Jeffrey D. Palmer
Marketing & Advertising

Frederick A. Stampone
Chief Administrative Officer & Secretary

Vice Presidents

Richard F. Adams, Jr.
Operational Analysis

Guillermo R. Alvarez
Southern Store Operations

Krishna Boodram
Mid-South Store Operations

Mark A. Camerote
Systems Development

Bruce E. Chidsey
Service Center Operations

Joseph A. Cirelli
Customer Satisfaction

Craig F. Henning
Commercial

Bernard K. McElroy
Chief Accounting Officer & Treasurer

Charles M. McErlane
Eastern Store Operations

Michael P. McSorley
Western Store Operations

Stuart M. Rosenfeld
Distribution

Samuel J. Rowell
Loss Prevention

Assistant Vice Presidents

Thomas A. Balash
Store Operations

Timothy R. Brokaw
Planning

William A. Donkin, III
Management Information Systems

Carol A. Hey
Merchandise Supply Chain

Donald E. Kolmodin
Merchandising

Michele B. Meiers
Marketing & Advertising

Ronald M. Neifield
Chief Legal Officer

Robert W. Pickle
Merchandising

Jeffrey C. Pruner
Management Information Systems

Charles E. Rigby
Merchandising

Joseph S. Risch
Merchandising

Thomas F. Ruggieri
Human Resources

Dennis G. Thiel
Management Information Systems

BOARD OF DIRECTORS

Peter A. Bassi
President
Tricon Restaurants International

Bernard J. Korman
Chairman of the Board
Philadelphia Health Care Trust

J. Richard Leaman, Jr.
President
JRL Consulting Company

Mitchell G. Leibovitz
Chairman of the Board & CEO
Pep Boys

William Leonard
President & Chief Operating Officer
ARAMARK

Malcolmn D. Pryor
Chairman of the Board
Pryor, Counts & Co., Inc.

Lester Rosenfeld
Private Investor

Jane Scaccetti, CPA
Shareholder
Drucker & Scaccetti, P.C.

Benjamin Strauss
Director
The Strauss Foundation

John T. Sweetwood
President – The Americas
Six Continents Hotels

SHAREHOLDER INFORMATION

Annual Shareholders Meeting
May 29, 2002 at 9:00 AM
Philadelphia Marriott West
111 Crawford Avenue
West Conshohocken, PA

Registrar, Stock Transfer Agent & Dividend Disbursing Agent
American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, New York 10005
(212) 936-5100

Dividend Reinvestment & Stock Purchase Plan
Stockholders of record may acquire additional shares of Pep Boys common stock through its Dividend Reinvestment/Stock Purchase Plan. Quarterly cash dividends as well as quarterly cash contributions from $100 to $10,000 may be invested through this plan.
A prospectus and authorization card are available upon written request to the Corporate Secretary.

NYSE Symbol: PBY
3,214 Registered Shareholders as of February 2, 2002.

Investor Relations
To obtain copies of the annual report, 10-K and quarterly earnings reports:

write to
Investor Relations Department
at the address below

or call the investor relations hotline at **1-800-PEP-0135**

or visit our Internet web site at **pepboys.com**

Corporate Headquarters
3111 West Allegheny Avenue
Philadelphia, Pennsylvania
19132
(215) 430-9095